#5







06012253

## 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Fairborne Energy Trust

*CURRENT ADDRESS ______________________

______________________

______________________



**FORMER NAME ______________________

**NEW ADDRESS ______________________

______________________

______________________

FILE NO. 82- ~~34836~~ 34863 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | |
|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | |

OICF/BY: dlw

DATE: 4/5/06

# FAIRBORNE ENERGY TRUST



Annual Report 2005



# Fairborne Energy Trust - 2005 Annual Report



*2005 was a year that saw the transformation of Fairborne Energy Ltd. from a high-growth exploration company to an Income Trust. Our strategy is and will remain; to deliver stable distributions, maintain a strong balance sheet, actively manage our inventory of prospects and development opportunities and attract and retain high-quality staff.*

## ANNUAL MEETING

The Annual General Meeting of the unitholders of Fairbore Energy Trust will be held at 3:00 pm, on Wednesday April 26, 2006 in the Devonian Room of the Calgary Petroleum Club, 319 - 5th Avenue S.W. Calgary, Alberta.

## CONTENTS

Fairborne Energy Trust - 2005 Annual Report

2005 HIGHLIGHTS

| | 2005 | 2004 | % change |
|---|---|---|---|
| **Financial** *($thousands, except per unit amounts)* | | | |
| Petroleum and natural gas sales | **226,648** | 125,604 | 80 |
| Funds generated from operations | **125,243** | 66,399 | 89 |
| Per unit - basic | **$ 2.65** | $ 1.65 | 61 |
| Per unit - diluted | **$ 2.39** | $ 1.54 | 55 |
| Net income | **43,553** | 13,702 | 218 |
| Per unit - basic | **$ 0.92** | $ 0.34 | 171 |
| Per unit - diluted | **$ 0.89** | $ 0.32 | 178 |
| Exploration and development expenditures | **126,139** | 135,174 | (7) |
| Acquisitions, net of dispositions | **(44,634)** | 168,988 | n/a |
| Working capital deficit (surplus) | **(1,373)** | 20,839 | 107 |
| Bank indebtedness | **136,302** | 77,219 | 77 |
| **Operations** *(Units as noted)* | | | |
| Average production | | | |
| Natural gas *(Mcf per day)* | **48,099** | 31,116 | 55 |
| Crude oil *(bbls per day)* | **2,764** | 2,593 | 7 |
| Natural gas liquids *(bbls per day)* | **415** | 309 | 34 |
| Total *(BOE per day)* | **11,195** | 8,089 | 38 |
| Proved and probable reserves | | | |
| Natural gas *(Bcf)* | **153** | 163 | (6) |
| Crude oil *(Mbbl)* | **8,649** | 9,006 | (4) |
| Natural gas liquids *(Mbbl)* | **2,039** | 2,393 | (15) |
| BOE *(MBOE)* | **36,182*** | 38,558 | (6) |
| Netback per BOE *($ per BOE)* | | | |
| Petroleum and natural gas sales | **55.47** | 42.46 | 31 |
| Royalties | **(11.74)** | (8.96) | 31 |
| Transportation | **(0.89)** | (0.04) | n/a |
| Operating expenses | **(8.58)** | (7.95) | 8 |
| Operating netback | **34.26** | 25.51 | 34 |
| Wells drilled *(gross)* | **72** | 109 | (34) |
| Undeveloped land *(net acres)* | **193,191** | 230,422 | (16) |

* *2005 reserves reflect the disposition of 2,730 MBOE to Fairquest as part of the Trust conversion on June 1, 2005.*



*With the formation of the Trust, the structure of the Company has changed, but the people, properties and assets, as well as the primary objective have remained the same.*



President's Message

TO OUR FELLOW UNITHOLDERS

**About Fairborne Energy Trust**

2005 was a year that saw the transformation of Fairborne Energy Ltd. from a high-growth exploration company to an income trust. The structure has changed, but the people, properties and assets, as well as the primary objective have remained the same. We are focused on creating and increasing per unit value over the long term. As an energy trust we will continue to execute this strategy in a more efficient corporate structure that focuses on capital efficiency to modestly grow our production and reserves per unit.

The conversion became effective on June 1, 2005 and our objective was to separate the assets of Fairborne into an income trust that could provide a stable stream of cash distributions to unitholders, and modestly grow production and reserves per unit, while repositioning the higher risk exploration opportunities into a small growth oriented exploration company, Fairquest Energy Limited ("Fairquest").

The Trust's resulting asset base is focused in five key areas. The play types being pursued in these areas include; coal bed methane (CBM), tight, multi-zone gas and light oil exploration and development. Our five operating areas are: Clive and Westerose in central Alberta, the Peace River Arch in northern Alberta and greater Columbia/Harlech and West Pembina both located in west-central Alberta. These five areas, which represent approximately 82% of our production base, have a number of similar characteristics – high netbacks, large inventory of identified opportunities, significant amount of operated production, control of facilities and infrastructure and a large undeveloped land base. The majority of capital expenditures in these areas in 2006 will target zones with a longer reserve life index ("RLI") including CBM at Clive and Westerose and tight gas at Columbia/Harlech which will, over time, provide an overall decrease in the corporate decline rate and corresponding increase in RLI.

As part of our conversion, the Trust also entered into a strategic farmout relationship with Fairquest to provide exploration drilling on the Trust's lands with little capital exposure to the Trust through drilling, completion and testing of these wells. Fairquest has committed to drill 25 exploration wells on Trust lands over a two year period commencing in June 2005, with 14 wells drilled to date. The Fairquest farmout provides exploration upside to the Trust with the potential for a number of new plays being developed on Trust lands at limited cost to the Trust.

### Operations


PRODUCTION GROWTH
(BOE/d)
Natural Gas
Oil & Liquids
Volumes (BOE/d 6:1)
12000
10000
8000
6000
4000
2000
02
03
04
05


PRODUCTION GROWTH PER UNIT
(BOE/day/mm Unit)
225
180
135
90
45
02
03
04
05

2005 was an active year, and Fairborne, like most industry players, saw significant upward cost pressure in all facets of our business.

We drilled 72 gross (43.9 net) wells during 2005 and had an 100% success rate. The majority of these wells were drilled at either Columbia/Harlech or at our Clive coal bed methane project. In 2006 we are planning to drill 94 gross (53.0 net) wells and are well on our way with a very active first quarter program.

In 2005, Fairborne was able to not only replace all the reserves produced through the year, but to show growth in volumes from 2004, net of the Fairquest divestiture. Year end proven plus probable reserves were 36.2 million barrels of oil equivalent (BOE), and proved reserves were 25.1 million BOE. The percentage of proven reserves after taking into account the divestiture to Fairquest, increased from 65 percent in 2004 to 69 percent in 2005. A significant portion of capital spent in 2005 was focused on the low risk conversion of probable and proven undeveloped reserves assigned in 2004 to proven producing in 2005, which is reflected in the increase in proven RLI from 6.1 to 6.4. Although 2005 finding and development costs were higher than we had targeted, the 3 year average proved and proved plus probable F&D costs were $17.65 and $14.04 respectively.

One of the key measures of trust performance is the year over year change in reserves per unit. This calculation takes into account the volumes discovered during the year and combines it with capital efficiency, while incorporating the effect of any units issued during the year. The following table summarizes Fairborne's reserves per unit changes for 2005;

| | **Total Proved** | | **Proved + Probable** | |
|---|---|---|---|---|
| | Reserves per thousand Units (BOE) | % of opening balance | Reserves per thousand Units (BOE) | % of opening balance |
| Opening Balance, net of Fairquest disposition | 451 | 100 | 689 | 100 |
| Drilling & Development | 89 | 19 | 129 | 18 |
| Technical Revisions | 22 | 5 | (44) | (6) |
| Production | (79) | (17) | (79) | (11) |
| **December 31, 2005** | **483** | **107** | **696** | **101** |

*Note: May not add due to rounding.*

The Trust's current drilling inventory is in excess of 500 locations. This includes over 180 additional CBM locations at a spacing of four wells per square mile and this may increase to six or eight wells per square mile (100 to 200 additional locations) depending on the production profiles witnessed over time. We also have 280 wells in inventory at greater Columbia/Harlech and 45 locations identified on the Peace River Arch.

Undeveloped land is a key component to build a long term sustainable business. In 2005 we continued to build our land base by acquiring additional acreage in our main operating areas. In total, the Trust has 193,191 net undeveloped acreage which does not include approximately 40,000 gross acres with CBM potential, as it already has production from deeper horizons and is classified as developed acres.

We are beginning to see the benefit of our increasing percentage of CBM gas at Clive and sweet gas from our Columbia/Harlech properties reflected in our operating costs. During the fourth quarter of 2005 we saw a decrease in corporate operating costs of 7% from the third quarter, which is significant in the current environment of escalating prices for services. Having more gas from these areas in the Trust's production profile will help mitigate the increased cost of operating in an escalating cost environment.

**Fourth Quarter Accomplishments**

I would like to highlight the accomplishments of the Trust during the fourth quarter of 2005. Early in the quarter we reached the end of a payout account associated with our Wild River property wherein the Trust had retained approximately 500 BOE per day of production to recoup the costs we incurred to carry a partner's costs in the equipping and tie in of the initial discovery well. During the quarter not only did we replace our natural declines, but also replaced 80% of the payout volumes lost. This allowed us to average 11,022 BOE per day for the quarter and to exit the year at 11,200 BOE per day.

We undertook four large capital projects near the end of the fourth quarter to position the Trust for volume growth during 2006. Two projects in the Harlech area included a major gas pipeline river crossing and the installation of a third compressor to bring our capacity to 21 MMcf per day. In Westerose, we purchased sour compression and dehydration facilities that will allow our Wabamun discovery well to commence production in the second half of the year. Finally, we began a 150 sq km 3D seismic survey over the Trust operated Brazeau Belly River oil unit, where we own a 57% interest. The total cost of these projects was approximately $7 million with the added benefit of providing a revenue stream from third party volumes at Harlech and Westerose to offset future operating costs in these areas.

President's Message

## Risk Management

A fundamental component of Fairborne's strategy is a comprehensive risk management program focused around commodity price hedging to ensure stable distributions to our unitholders. Fairborne utilizes physical delivery contracts in conjuction with its hedging program and does not utilize hedges for speculative purposes. Our preferred hedging mechanism is to establish a guaranteed floor price and participate to some level in the upside. This is accomplished using three types of hedges;


FAIRBORNE
ENERGY TRUST

*Left to Right:*

*David L Summers,*
*Chief Operating Officer*
*Aaron G. Grandberg,*
*VP Finance and Chief Financial Officer,*
*Steven R. VanSickle,*
*President and Chief Executive Officer*

(1) a put, wherein Fairborne pays a fee to purchase a guaranteed floor price and participates in any price appreciation above that floor, (2) a participation hedge where Fairborne receives a guaranteed floor and participates in a portion of the price above that floor (typically 50%) and finally (3) a collar where Fairborne receives a guaranteed floor price and participates in the appreciation up to a ceiling price. All of our hedges are executed in Canadian dollars so the Trust is not exposed to currency fluctuations on its hedges. As a result of its active hedging program, moving into 2006, the Trust has 37% of its first quarter gas production hedged and 33% of its second quarter gas production hedged with an average floor price of $9.92 per Mcf and $10.26 per Mcf respectively. The Trust also has 20% of its first quarter oil production hedged and 20% of its second quarter oil production hedged with an average floor price of $65.00 Cdn per BOE and $63.93 Cdn per BOE respectively.

**Financial Flexibility**

The Trust has a credit facility of $180 million and at the end of 2005 had drawn approximately $136 million. This level of debt gives us a strong financial position with a debt to annualized fourth quarter cash flow ratio of 0.8 to 1. The remaining $44 million of available borrowing capacity provides us with flexibility to make investment decisions around acquisitions and capital programs.


CASH FLOW
($ millions)
125
100
75
50
25
02
03
04
05

**Outlook for 2006**

The Trust is well positioned to grow our production during 2006. The majority of our growth is expected in the second half of the year as wells drilled prior to breakup are brought on during the third and fourth quarters. In addition, our planned 35 well CBM drilling program commences in the third quarter with production on stream by the end of 2006. During the first quarter of 2006 the Trust had the enviable position of having a number of rigs contracted to execute our drilling and completions program. With limited current rig availability, the Trust decided to expand its capital program in the first quarter to keep these rigs busy through the entire winter drilling season.

**Summary**

Fairborne will continue to manage its business to provide unitholders with the highest possible returns over the long term. Our strategy is and will remain; to deliver stable distributions, maintain a strong balance sheet, actively manage our inventory of prospects and development opportunities and attract and retain high-quality staff.


CASH FLOW PER UNIT
($/unit)
2.5
2.0
1.5
1.0
0.5
02
03
04
05

Finally, I would like to express my sincerest appreciation to all of our staff who continue to work to the highest of standards and bring a positive attitude to work every day, we could not have accomplished all of this without you.



STEVEN R. VANSICKLE
President and CEO

March 14, 2006


*Fairborne will continue to manage its business to provide unitholders with the highest possible returns over the long term.*

Review of Operations

## 2005 HIGHLIGHTS

- The reorganization of Fairborne Energy Ltd. completed June 1, 2005 gave investors an opportunity to participate in an income trust and a growth-oriented junior oil and natural gas company.
- 2005 marked Fairborne Energy Trust's ("Fairborne" or the "Trust") third consecutive year of growth in production, funds generated from operations and net earnings.
- Production increased 38% to average 11,195 BOE per day in 2005 compared to 8,089 BOE per day in 2004.
- Production growth was achieved entirely from exploration, development and exploitation activities.
- Production additions more than offset decreases associated with the disposition to Fairquest Energy Limited ("Fairquest"), the termination of a payout account in Wild River, and unexpected fourth quarter facility restrictions.
- A successful drilling program including 72 wells (43.9 net) resulted in 11 oil wells (6.0 net), 29 natural gas wells (11.1 net) and 32 coal bed methane wells (26.8 net).
- Drill bit additions of 6.5 MMBOE of proved plus probable reserves, replaced annual production by 158% at an average finding and development cost of $17.98 per BOE (prior to revisions and excluding future capital). Fairborne has added reserves over the last three years at an average F&D cost of $10.39 per BOE ($14.04 per BOE including future capital).
- Proved plus probable reserves increased from 35.8 MMBOE to 36.2 MMBOE (Proved reserves increased from 23.4 MMBOE to 25.1 MMBOE), net of the Fairquest divestiture, resulting in a reserve life index of 9.0 for proved plus probable reserves using annualized Q4 production.
- On a per unit basis proved reserves (net of divestitures) increased by 7% per unit and proved plus probable reserves increased 1% per unit.
- Funds generated from operations increased 89% to $125.2 million in 2005 (2004 - $66.4 million).
- The Trust generated stable funds from operations to support distributions of $0.11 per Unit, increasing to $0.13 per Unit beginning with the December 15, 2005 distribution.

## Q4 2005 HIGHLIGHTS

- Fourth quarter 2005 operating netbacks were $43.69 per BOE, resulting in record funds available for distribution of $40.8 million.
- Added over 1,000 BOE per day of new production in Q4 2005 offsetting natural declines, the effect of the expiration of the Wild River payout account, and unexpected fourth quarter facility restrictions.
- Fourth quarter 2005 payout ratio of 42% (47% including exchangeable shares).
- Despite an overall escalating cost environment, operating costs decreased by 7% from the third quarter (from $9.20 per BOE to $8.59 per BOE).
- Approximately $7 million invested during Q4 2005 in seismic and infrastructure projects at Brazeau, Westerose and Columbia/Harlech.

Review of Operations

## 2006 UPDATE AND OUTLOOK

- 2006 production and funds generated from operations are anticipated, based on the current forward outlook for commodity prices, to support consistent distributions as well as provide funds for an active development and exploitation program.
- Current behind pipe volumes of 600 BOE per day with 20 wells (8.6 net) awaiting tie-in and 8 wells (3.3 net) testing. In addition the Trust has 4 wells (1.5 net) awaiting completion and 4 wells (1.2 net) expected to be drilled and tested prior to break up.
- Production guidance is 11,300 to 11,500 BOE per day average for 2006 and exit rates of 12,000 BOE per day, with the majority of production increases occurring in the second half of the year.
- 2006 capital program increased to $64 million, with the anticipated drilling of 94 wells (53.0 net).
- Three to five operated drilling rigs plus six to seven operated service rigs working with the majority under long term contract and an additional three to four partner operated rigs drilling in the first quarter of 2006.
- As of March 7, 2006 14 exploratory wells have been drilled under the farm-out agreement with Fairquest, with no risked capital exposed by Fairborne.
- For 2006, the Trust has 37% of its first quarter gas production hedged and 33% of its second quarter gas production hedged with an average floor price of $9.92 per Mcf and $10.26 per Mcf respectively. The Trust also has 20% of its first quarter oil production hedged and 20% of its second quarter oil production hedged with an average floor price of $65.00 Cdn per BOE and $63.93 Cdn per BOE respectively.

## DRILLING ACTIVITY

Fairborne drilled 72 gross (43.9 net) wells in 2005 with a success rate of 100%, compared to 109 gross (85.2 net) wells drilled in 2004 with a 94% success rate. Of the 72 wells drilled in 2005, 32% were classified as exploration wells and 68% were development.

**Wells Drilled**

| | **2005** | | 2004 | |
|---|---|---|---|---|
| | **Gross** | **Net** | Gross | Net |
| Natural gas | **29** | **11.1** | 100 | 77.2 |
| Oil | **11** | **6.0** | 3 | 3.0 |
| Coal bed methane | **32** | **26.8** | 0 | 0.0 |
| D&A | **0** | **0.0** | 6 | 5.0 |
| Total | **72** | **43.9** | 109 | 85.2 |
| Success rate | **100%** | **100%** | 94% | 94% |

Review of Operations

## UNDEVELOPED LAND

In the first five months of 2005, prior to the creation of Fairborne Energy Trust, the Trust focused on increasing its undeveloped acreage position in core areas, accomplishing this goal through a series of negotiated land deals with other industry players as well as through purchases of Crown land. As of December 31, 2005 the Trust held 277,634 net acres of lands, 70% of which were undeveloped.

The Trust's total net land holdings decreased 15% from 318,206 acres at December 31, 2004 to 277,634 acres at December 31, 2005. The decrease is due to the disposition of approximately 68,000 net acres to Fairquest Energy Limited. After taking out the effect of the Fairquest disposition, Fairborne's net acreage increased 9%.

| | **Undeveloped** | | **Developed** | | **Total** | |
|---|---|---|---|---|---|---|
| Acres | Gross | Net | Gross | Net | Gross | Net |
| Central | 46,557 | 33,760 | 50,580 | 35,981 | 97,137 | 69,741 |
| Deep Basin, Alberta | 30,080 | 16,591 | 8,000 | 3,190 | 38,080 | 19,781 |
| Peace River Arch, Alberta | 78,800 | 48,077 | 46,320 | 22,927 | 125,120 | 71,004 |
| West Pembina, Alberta | 106,880 | 62,657 | 36,000 | 19,445 | 142,880 | 82,102 |
| Saskatchewan | 2,420 | 1,258 | 3,539 | 2,804 | 5,959 | 4,062 |
| Other | 57,260 | 30,848 | 673 | 96 | 57,933 | 30,944 |
| **December 31, 2005** | **321,997** | **193,191** | **145,112** | **84,443** | **467,109** | **277,634** |
| December 31, 2004 | 343,351 | 230,419 | 156,053 | 87,787 | 499,404 | 318,206 |
| December 31, 2003 | 157,660 | 115,318 | 100,811 | 58,322 | 258,471 | 173,600 |

### Fairquest Divestiture and Farm out Agreement

Upon the formation of Fairborne Energy Trust on June 1, 2005 approximately 68,000 net acres of land were divested to Fairquest Energy Limited while an additional 83,000 net acres were farmed out to Fairquest along with a commitment to drill 25 exploratory wells over the subsequent two years. The acreage governed under the agreement was farmed out under standard industry conditions with varying earning terms depending on the area and the depth of exploratory well drilled. As is the case with all wells drilled by Fairquest on the farm out lands, Fairborne does not invest any capital until the well is drilled and completed, paying only its proportionate share of capital associated with the equipping and tie-in of wells. As of March 7, 2006 a total of 14 wells have been drilled by Fairquest under this agreement with a further four to six wells planned before the end of the winter 2006 drilling season. The wells drilled under the terms of the agreement provide production volumes to the Trust without the deployment of any risked capital.

Review of Operations


ALBERTA
Basset Lake
Peace River Arch
Rycroft/Gordondale
Wild River
EDMONTON
Brazeau
Westerose
Greater
Columbia
Harlech
Clive
CALGARY
Major Oil Property
Major Gas Property

*Undeveloped land is a key component to build a long term sustainable business. In 2005 we continued to build our land base by acquiring additional acreage in our main operating areas. In total, the Trust has 193,191 net undeveloped acreage and this does not include approximately 40,000 gross acres with CBM potential, as it already has production from deeper horizons and is classified as developed acres.*

**PROPERTY REVIEWS**

**Clive**

The Clive core operating area is located in central Alberta, approximately 50 kilometers northeast of Red Deer. Production from Clive averaged 763 bbls per day of light (40° API) oil and natural gas liquids and over 9.5 MMcf per day of natural gas (2,362 BOE per day) in 2005. Production comes from coal bed methane wells, two units which produce oil and gas from Devonian aged reservoirs, as well non-unitized lands in the area. As of December 31, 2005 a total of 54,602 gross (39,551 net) acres of land in the Clive area were held of which 37% is currently undeveloped.

The conventional oil and gas production in Clive includes two Clive units (the Clive Leduc (D3) Unit #1 and the Clive Nisku (D2) Unit #1, at 93.9% and 98.9% working interest respectively) as well as numerous non-unitized wells. In 2005, the Trust drilled three operated wells for conventional oil and gas reservoirs in the Devonian and Cretaceous, and participated in one non-operated well, all of which were cased for hydrocarbon production. Fairborne operates both oil units as well as the associated facilities. All oil from the units is ultimately delivered to a third party operated pipeline system then transported to Edmonton.


R25
R24
R23W4
T41
CLIVE
T40
FEL CENTRAL
PROCESSING FACILITY
T39
T38
FEL producing
CBM wells
Wells awaiting tie-in
or completion
2006 potential
locations
2 miles

In addition to the conventional oil and gas production, over the last two years, Fairborne has developed an extensive commercial Coal Bed Methane (CBM) project, where natural gas is produced from numerous dry coal seams contained within the Cretaceous aged, Horseshoe Canyon formation. During the year, Fairborne drilled 27 operated CBM wells and participated in an additional three wells, all of which were successful. Production rates from the CBM wells increased from 5.2 MMcf per day at year end 2004 to 8.3 MMcf per day at year end 2005, representing 60% growth. To decrease the time delay in bringing some of the new wells on stream, the Trust acquired 27 kilometers of existing pipeline from a third party, which was converted into a main gathering line to service the southern portion of the Clive field.

In 2006 plans include the drilling of another 35 gross wells as well as the installation of additional pipeline and compression infrastructure to continue to efficiently produce the CBM reserves. Long term development plans for CBM at Clive involve drilling four wells per square mile for a minimum of 200 wells in the fully developed model. This represents a three to four year drilling inventory at present rates of development. It should be noted that current CBM wells decline at less than half the forecast total corporate decline rate. CBM will therefore have the effect of lowering the overall corporate decline rate for the next two to three years as CBM accounts for an increasing percentage of total corporate production.

During 2005, Fairborne farmed out 10 gross sections of land to a third party, who drilled two wells designed to evaluate the potential for CBM production from the coals of the deeper Mannville formation. While the potential resource contained within the Mannville coals is substantial, the deliverability and resulting commerciality of the development project requires further investigation prior to proceeding.

Review of Operations

COLUMBIA/HARLECH THEN


T46
R15
R13W5M
COLUMBIA/HARLECH 04/05
FEL COMPRESSOR STATION
T44
FEL working interest wells
FEL Pipeline
3 miles

COLUMBIA/HARLECH NOW


R16
R15
R14
R13
R12W5M
COLUMBIA/HARLECH
T45
FEL COMPRESSOR STATION
T44
FEL working interest wells
Belly River wells to drill or tie-in in 2006
Deeper wells to drill or tie-in in 2006
3 miles

**Greater Columbia/Harlech Area**

This area includes the Trust's holdings in the West Pembina and Columbia/Harlech fields, and is located in west central Alberta approximately 180 kilometers southwest of Edmonton. The area was an area of intensive focus for Fairborne's 2005 activities and will continue to be a focus area in the future. Current production is approximately 1,850 BOE per day with numerous wells planned to come on stream prior to the end of the 2006 winter drilling season. At present, the majority of the Trust's current production is sweet gas from the Cretaceous Belly River and sour gas from the Devonian Nisku formation. As of December 31, 2005, Fairborne held a working interest in 68,370 net acres of land, 81% of which was undeveloped. Due to the potential for exploration discoveries on our large land base, this area saw the drilling of 27 total wells (23 operated) and the discovery of 12 new pools over the past year. To date a large portion of drilling activity has been designed to exploit the multiple sandstone reservoirs within the Belly River formation. During the year, several exploratory wells were drilled for deeper targets prior to land expiries at considerable distance from existing infrastructure to preserve land rights held and to test the potential of various other geologic horizons.

To accommodate growing production volumes from the 2005 program and facilitate production growth from future activity, numerous capital projects were undertaken to expand the Trust's production facilities and gas gathering infrastructure. These projects were highlighted by the installation of a strategic new gas pipeline extension underneath the Brazeau River which now creates the ability to more aggressively explore for, develop, and produce the potential reserves thought to be located in the southern reaches of the property. Current capacity for the central Harlech facility is 21 MMcf per day.

For 2006, an extensive drilling program is planned for the greater Columbia/Harlech area with 27 gross wells budgeted. This year's drilling program is anticipated to further define the extent of existing accumulations as well as test the potential of several exploratory prospects, collectively creating the potential for substantial production growth for Fairborne.

**Westerose/Pigeon Lake**

The Westerose/Pigeon Lake property is located approximately 40 kilometers south and west of the city of Edmonton in our Central Alberta operations area. The Trust holds an interest in 12 wells in the area, with eight currently on production, as well as 17,214 gross acres of land (10,402 net) of which 7,802 net acres (75%) are undeveloped. Current production attributable to Fairborne's working interest in these producing wells is approximately 1.1 MMcf per day natural gas and 61 bbls per day in associated NGL's for a total of 238 BOE per day.

In 2005, the Trust drilled three wells, targeting sweet gas from the Ellerslie and Glauconite formations of the Cretaceous. In addition, Fairborne also holds a working interest in a well that tested sour gas from the Devonian aged Wabamun formation at a rate of 18 MMcf per day, as well as two wells that have tested commercial rates of natural gas from the Horseshoe Canyon coals.

The 2006 drilling program is designed to further test the potential of the multiple conventional natural gas reservoirs within the Westerose area with the drilling of three wells targeting the Cretaceous and deeper Devonian tests, as well as a larger scale program of seven shallow CBM delineation wells. With success in the 2006 CBM program, a much larger scale full development program may be undertaken for 2007 and beyond. In addition to the new drilling planned for 2006 in Westerose, the Trust expects to receive approval to be able to produce sour natural gas into an existing operated pipeline. Once received this approval will allow Fairborne to initiate production from the above mentioned Wabamun well.


R1W5M
R28W4M
R27
T47
Pigeon Lake
GAS FACILITY
T46
WESTEROSE
GAS FACILITY
TO RIMBEY GAS PLANT
T45
Wells currently awaiting tie-in
Planned 2006 CBM locations
Planned 2006 non-CBM locations
3 miles

## Brazeau

The Brazeau operating area is located in west central Alberta, approximately 160 kilometers southwest of Edmonton. The Brazeau area forms a long life, low risk development area for Fairborne. The Brazeau core area includes an operated 57.6% working interest in the Brazeau Belly River Unit #6, various non-Unitized holdings in close proximity to the Unit, as well as an interest in 22,240 gross acres (13,732 net), 52% of which is undeveloped.


R15
R14
R13W5M
T48
BRAZEAU
BR UNIT #6 FEL 57.6%
T47
NEW 3D SEISMIC SURVEY
BRAZEAU RIVER GAS PLANT
FEL working interest wells
2005 Belly River Recompletions
2006 Potential Recompletions
2006 Potential Locations
2 miles

The Brazeau property produces hydrocarbons from sandstone reservoirs within both the Basal and lower intervals of the Cretaceous aged Belly River formation, with production averaging 1.4 MMcf per day natural gas and 558 bbls per day oil and NGL's (796 BOE per day) net to Fairborne's interest in 2005.

During 2005 Fairborne, as unit operator performed three recompletions (1.7 net) on existing unit wells, as well as two new non-unit wells and one non-unit recompletion, with a 100% success rate. Based on information gained during the 2005 program, Fairborne has identified as many as 12 additional recompletion candidates as well as a further 11 drilling locations in our potential 2006 capital program. With success in the 2006 program in the Brazeau area, the Trust has identified opportunities to continue to develop new reserves in the Belly River formation in subsequent years both from existing and new wells.

## Peace River Arch/Northern Alberta

The Peace River Arch as well as the Basset Lake property in northwest Alberta, represent areas where the Trust typically drills shallow/medium depth wells, targeting low risk development targets as well as medium risk exploratory prospects.

The Peace River Arch is predominantly comprised of the Valhalla/Rycroft and Gordondale core operating areas which are located 35 and 75 kilometers north and northwest of the city of Grande Prairie respectively. Production in Valhalla/Rycroft comes from numerous different reservoirs and averaged 7.2 MMcf per day natural gas and 68 bbls per day of oil and NGLs (1,268 BOE per day) during 2005, with 49,760 gross (17,801 net) acres of land (64% of which is undeveloped) held by the Trust. Daily production from Gordondale was approximately 2.3 MMcf per day natural gas and 16 bbls per day of NGL's in 2005 for an equivalent of 402 BOE per day. In the area, we hold a total of 26,400 gross (19,002 net) acres of land, of which 57% remains undeveloped.

In 2005, the company operated the drilling and completion of three wells in the Peace River Arch with a 100% success rate, with an additional well drilled on acreage farmed out by Fairborne. The highlight of the 2005 program was a significant exploration discovery at 15-14-75-7W6M where nine meters of natural gas pay were encountered in the Devonian aged Wabamun formation, resulting in initial production rates of 5.3 MMcf per day (954 BOE per day) net to Fairborne's working interest.

The Basset Lake area is located approximately 50 kilometers southwest of Rainbow Lake in northern Alberta, and is only accessible during the winter operating season. Following up on a successful 2003/2004 winter season which saw Fairborne Energy drill 20 wells (10.0 net) Fairborne drilled 7 wells in the 2005/2006 season that have been successfully completed in the Bluesky. These wells will all be brought on production prior to the end of the current winter drilling season. The Basset Lake property consists of 25 gross (12.5 net) wells, with 2005 average daily gas production of 1.6 MMcf per day and oil and NGL production of four bbls per day (266 BOE per day). In addition to the production, we hold 27,520 gross (16,320 net) acres of land, 66% of which falls into the undeveloped category.

RESERVES

Fairborne's independent engineering evaluation, effective December 31, 2005, was prepared by the independent engineering firms of GLJ Petroleum Consultants Ltd. ("GLJ") and, with respect to Fairborne's coal bed methane reserves only, Sproule Associates Limited ("Sproule"), in accordance with the definitions set out under National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). The reserve highlights are;

- Gross proven reserves at December 31, 2005 were 25.1 MMBOE and gross proven plus probable reserves at December 31, 2005 were 36.2 MMBOE
- Finding and development costs associated with the 2005 capital expenditure program, including future capital and revisions were $26.19 per proved BOE and $37.04 per proved plus probable BOE. Excluding revisions and future capital the finding and development costs were $26.02 per proved BOE and $17.98 per proved plus probable BOE.

## FORECAST PRICES AND COSTS

### Summary of Oil and Gas Reserves – Gross [1] and Net [2] Reserves

| | Light and Medium Crude Oil | | Heavy Oil | | Natural Gas Liquids | | Natural Gas | | Coal Bed Methane | | 2005 BOE | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Gross | Net | Gross | Net | Gross | Net | Gross | Net | Gross | Net | Gross | Net |
| December 31, 2005 | *(Mbbl)* | *(Mbbl)* | *(Mbbl)* | *(Mbbl)* | *(Mbbl)* | *(Mbbl)* | *(Bcf)* | *(Bcf)* | *(Bcf)* | *(Bcf)* | *(MBOE)* | *(MBOE)* |
| **Proved reserves** | | | | | | | | | | | | |
| Developed producing | 4,041 | 3,453 | 37 | 32 | 848 | 586 | 50.6 | 41.2 | 13.9 | 12.1 | 15,679 | 12,961 |
| Developed non-producing | 577 | 508 | 198 | 176 | 138 | 104 | 6.7 | 5.2 | 0.3 | 0.3 | 2,078 | 1,707 |
| Undeveloped | 1,100 | 934 | 140 | 126 | 380 | 265 | 15.6 | 11.9 | 18.9 | 16.3 | 7,364 | 6,032 |
| **Total Proved** | **5,717** | **4,895** | **375** | **334** | **1,366** | **954** | **72.9** | **58.3** | **33.1** | **28.7** | **25,121** | **20,700** |
| Probable | 2,345 | 2,011 | 213 | 188 | 673 | 464 | 34.5 | 27.5 | 12.5 | 10.9 | 11,061 | 9,065 |
| **Total Proved plus Probable** | **8,062** | **6,906** | **587** | **522** | **2,039** | **1,418** | **107.4** | **85.8** | **45.6** | **39.6** | **36,182** | **29,765** |

*Note: May not add due to rounding.*

(1) *"Gross" reserves means the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest of Fairborne.*

(2) *"Net" reserves means the total working interest (operating and non-operating) share after deduction of royalty obligations plus Fairborne's royalty interests in reserves.*

### Net Present Value of Reserves, before income taxes

| | | Discounted at | | | |
|---|---|---|---|---|---|
| December 31, 2005 [1],[2],[3],[4] *($thousands)* | Undiscounted | 5% | 10% | 15% | 20% |
| **Proved reserves** | | | | | |
| Developed producing | 478,780 | 414,346 | 368,904 | 334,720 | 307,873 |
| Developed non-producing | 54,453 | 44,365 | 37,452 | 33,424 | 28,602 |
| Undeveloped | 141,578 | 104,193 | 78,608 | 60,379 | 46,949 |
| **Total Proved** | **674,811** | **562,905** | **484,964** | **427,523** | **383,423** |
| Probable | 268,872 | 179,573 | 129,164 | 97,836 | 76,940 |
| **Total Proved plus Probable** | **943,683** | **742,477** | **614,128** | **525,359** | **460,363** |

*Note: May not add due to rounding*

(1) *Utilizing GLJ January 1, 2006 price forecast as set forth below.*

(2) *As required by NI 51-101, undiscounted well abandonment costs of $13.9 million for total proved reserves and $16.4 million for total proved plus probable reserves are included in the Net Present Value determination.*

(3) *Prior to provision of income taxes, interest, debt service charges and general and administrative expenses. It should not be assumed that the undiscounted and discounted future net revenues estimated by GLJ represent the fair market value of the reserves.*

(4) *Fairborne is entitled to deduct from its income all amounts which is paid or payable to its unitholders in a given financial year. As Fairborne distributes all its taxable income to its unitholders, net present values of the future net revenues have not been included on an after-tax basis.*

**Pricing Assumptions**

The January 1, 2006 pricing forecasts presented below have been prepared by GJL. These prices have been utilized in determining the reserves and discounted future net revenues above.

| Year | **WTI Oil** *($U.S./bbl)* | **Foreign Exchange** *Rate* | **Edmonton Light Crude Oil** *($Cdn/bbl)* | **AECO Gas** *($Cdn/mmbtu)* |
|---|---|---|---|---|
| 2006 | 57.00 | 0.85 | 66.25 | 10.60 |
| 2007 | 55.00 | 0.85 | 64.00 | 9.25 |
| 2008 | 51.00 | 0.85 | 59.25 | 8.00 |
| 2009 | 48.00 | 0.85 | 55.75 | 7.50 |
| 2010 | 46.50 | 0.85 | 54.00 | 7.20 |
| 2011-2012 | 45.00 | 0.85 | 52.25 | 6.90 |
| 2013 | 46.00 | 0.85 | 53.25 | 7.05 |
| 2014 | 46.75 | 0.85 | 54.25 | 7.20 |
| 2015 | 47.75 | 0.85 | 55.50 | 7.40 |
| 2016 | 48.75 | 0.85 | 56.50 | 7.55 |
| Escalate thereafter 2.0% per year | | | | |

CONSTANT PRICES AND COSTS

**Net Present Value of Reserves, before income taxes**

| December 31, 2005 (1),(2),(3),(4) *($thousands)* | **Undiscounted** | Discounted at **5%** | **10%** | **15%** | **20%** |
|---|---|---|---|---|---|
| **Proved reserves** | | | | | |
| Developed producing | 598,667 | 499,946 | 432,998 | 384,236 | 346,982 |
| Developed non-producing | 70,504 | 56,320 | 46,711 | 39,803 | 34,614 |
| Undeveloped | 215,120 | 158,626 | 120,335 | 93,278 | 73,487 |
| **Total Proved** | **884,291** | **714,892** | **600,044** | **517,316** | **455,084** |
| Probable | 390,052 | 259,101 | 185,172 | 139,338 | 108,884 |
| **Total Proved plus Probable** | **1,274,343** | **973,993** | **785,216** | **656,654** | **563,968** |

*Note: May not add due to rounding*

*(1) Price assumptions: CDN$68.27/bbl Crude oil Edmonton light and CDN$ 9.71/MMbtu AECO "C".*

*(2) As required by NI 51-101, undiscounted well abandonment costs of $11.4 million for total proved reserves and $12.8 million for total proved plus probable reserves are included in the Net Present Value determination*

*(3) Prior to provision of income taxes, interest, debt service charges and general and administrative expenses. It should not be assumed that the undiscounted and discounted future net revenues estimated by GLJ represent the fair market value of the reserves.*

*(4) Fairborne is entitled to deduct from its income all amounts which is paid or payable to its unitholders in a given financial year. As Fairborne distributes all its taxable income to its unitholders, net present values of the future net revenues have not been included on an after-tax basis.*

Review of Operations

## RESERVE RECONCILIATION

### Reconciliation of Trust gross reserves (1) by principal product type forecast prices and costs

| | Light Oil (Mbbls) | | Heavy Oil (Mbbls) | | NGL's (Mbbls) | | Natural Gas (Bcf) | | Coal bed methane (Bcf) | | Total (MBOE) | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Proved | Proved plus Probable | Proved | Proved plus Probable | Proved | Proved plus Probable | Proved | Proved plus Probable | Proved | Proved plus Probable | Proved | Proved plus Probable |
| Opening, December 31, 2004 (2) | 5,944 | 8,252 | 433 | 754 | 1,621 | 2,393 | 86.4 | 125.6 | 17.5 | 37.4 | 25,335 | 38,558 |
| Disposition (2) | - | - | - | - | (179) | (280) | (10.3) | (14.7) | - | - | (1,899) | (2,730) |
| **Opening, Fairborne Energy Trust (2)** | **5,944** | **8,252** | **433** | **754** | **1,442** | **2,113** | **76.1** | **110.9** | **17.5** | **37.4** | **23,436** | **35,828** |
| Extensions | 545 | 959 | - | - | 232 | 323 | 9.9 | 15.9 | 4.6 | 6.1 | 3,191 | 4,943 |
| Improved recovery | - | - | 97 | 46 | - | - | - | - | 0.8 | 1.0 | 236 | 216 |
| Technical revisions | 192 | (185) | (120) | (178) | (284) | (396) | (1.3) | (8.1) | 9.5 | (1.0) | 1,132 | (2,276) |
| Discoveries | 2 | 2 | - | - | 128 | 151 | 4.2 | 4.7 | 2.3 | 3.7 | 1,212 | 1,557 |
| Acquisitions | - | - | - | - | - | - | - | - | - | - | - | - |
| Dispositions | - | - | - | - | - | - | - | - | - | - | - | - |
| Economic factors | - | - | - | - | - | - | - | - | - | - | - | - |
| Production | (966) | (966) | (35) | (35) | (152) | (152) | (16.0) | (16.0) | (1.6) | (1.6) | (4,086) | (4,086) |
| **Closing, December 31, 2005** | **5,717** | **8,062** | **375** | **587** | **1,366** | **2,039** | **72.9** | **107.4** | **33.1** | **45.6** | **25,121** | **36,182** |

*Note: May not add due to rounding.*

*(1) "Gross" reserves means the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest of Fairborne.*

*(2) The opening at December 31, 2004 were the reserves of Fairborne Energy Ltd. as at December 31, 2004. In connection with a trust conversion of Fairborne Energy Ltd. into the Trust, certain assets were disposed of to Fairquest and these represent the disposition in the table above.*

## 2005 ANNUALIZED TRUST

Certain of the tables and calculations below include 2005 annualized trust information. Where shown, the 2005 annualized trust information has been prepared assuming the trust conversion was complete at January 1, 2005. Specifically, the opening reserves for Fairborne have been reduced by the amount of the independent engineering evaluation of reserves associated with the disposition to Fairquest. In the case of production, the amount shown has been adjusted to remove production from properties which were disposed to Fairquest (January 1 to May 31, 2005). In the case of future capital, the annualized trust information is based on the change in future capital as determined by the independent engineering evaluation for Trust properties (excluding Fairquest properties) at December 31, 2004 and the Trust's new evaluation as at December 31, 2005.

RESERVES PER UNIT

| | Total Proved | | Proved + Probable | |
|---|---|---|---|---|
| | Reserves per thousand Units (BOE) | % of opening balance | Reserves per thousand Units (BOE) | % of opening balance |
| Opening Balance, net of Fairquest disposition | 451 | 100 | 689 | 100 |
| Drilling & Development | 89 | 19 | 129 | 18 |
| Technical Revisions | 22 | 5 | (44) | (6) |
| Production | (79) | (17) | (79) | (11) |
| **December 31, 2005** | **483** | **107** | **696** | **101** |

*Note: May not add due to rounding*

Proved reserves for the year ended 2005 increased by 7% and total proved plus probable reserves increased 1%, net of Fairquest, showing that Fairborne more than replaced its 2005 production through capital development activities.

FINDING AND DEVELOPMENT COSTS (F&D)
AND FINDING, DEVELOPMENT AND NET ACQUISITION COSTS (FD&A)

NI 51-101 specifies how finding and development ("F&D") costs should be calculated if they are reported. Essentially NI 51-101 requires that the exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions. The calculation specifically excludes the effects of acquisitions and dispositions on both reserves and costs. By excluding the effects of acquisitions and dispositions Fairborne believes that the provisions of NI 51-101 do not fully reflect Fairborne's ongoing reserve replacement costs. Since acquisitions can have a significant impact on Fairborne's annual reserve replacement costs, excluding these amounts could result in an inaccurate portrayal of Fairborne's cost structure. Accordingly, Fairborne will also report finding, development and acquisition ("FD&A") costs that will incorporate all acquisitions net of any dispositions during the year.

Review of Operations

| | 2005 Annualized Trust | | 2005 | |
|---|---|---|---|---|
| | Proved [2] | Total Proved plus Probable [2] | Proved [2] | Total Proved plus Probable [2] |
| **2005 Capital costs** *($thousands)* | | | | |
| Exploration and development | **120,731** | **120,731** | 120,731 | 120,731 |
| Acquisitions, net of dispositions | **(3,543)** | **(3,543)** | (44,498) | (44,498) |
| | **117,188** | **117,188** | 76,233 | 76,233 |
| Change in future development costs [1] | **34,446** | **49,877** | 30,396 | 43,730 |
| | **151,634** | **167,065** | 106,629 | 119,963 |
| **2005 Reserve additions** [2] *(MBOE)* | | | | |
| Exploration and development | **4,640** | **6,716** | 4,640 | 6,716 |
| Revisions | **1,131** | **(2,276)** | 1,131 | (2,276) |
| Acquisitions, net of dispositions | **-** | **-** | (1,899) | (2,730) |
| | **5,771** | **4,440** | 3,872 | 1,710 |
| **2005 Finding & development costs** *($/BOE)* | | | | |
| Including future capital | | | | |
| F&D costs | **26.89** | **38.43** | 26.19 | 37.04 |
| FD&A costs | **26.28** | **37.63** | 27.54 | 70.14 |
| Excluding future capital | | | | |
| F&D costs | **20.92** | **27.19** | 20.92 | 27.19 |
| FD&A costs | **20.31** | **26.40** | 19.69 | 44.57 |
| Excluding revisions, including future capital | | | | |
| F&D costs | **33.44** | **25.40** | 32.57 | 24.49 |
| FD&A costs | **32.68** | **24.88** | 38.90 | 30.09 |
| Excluding revisions, excluding future capital | | | | |
| F&D costs | **26.02** | **17.98** | 26.02 | 17.98 |
| FD&A costs | **25.26** | **17.45** | 27.81 | 19.12 |

*(1) The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.*

*(2) Based on Gross reserves meaning the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest of Fairborne.*

**2004**

| | Proved [2] | Total Proved plus Probable [2] |
|---|---|---|
| **2004 Capital costs** *($thousands)* | | |
| Exploration and development | 135,174 | 135,174 |
| Acquisitions, net of dispositions | 168,988 | 168,988 |
| | 304,162 | 304,162 |
| Change in future development costs [1] | 31,498 | 49,488 |
| | 335,660 | 353,650 |
| **2004 Reserve additions** [2] *(MBOE)* | | |
| Exploration and development | 11,996 | 18,973 |
| Acquisitions, net of dispositions | 6,226 | 8,734 |
| | 18,222 | 27,707 |
| **2004 Finding & development costs** *($/BOE)* | | |
| Including future capital | | |
| F&D costs | 13.89 | 9.73 |
| FD&A costs | 18.42 | 12.76 |
| Excluding future capital | | |
| F&D costs | 11.27 | 7.12 |
| FD&A costs | 16.69 | 10.98 |

*(1) The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.*

*(2) Based on Gross reserves meaning the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest of Fairborne.*

**3 Year Average**

| | Proved [1] | Total Proved plus Probable [1] |
|---|---|---|
| **Finding & development costs** *($/BOE)* | | |
| Including future capital | | |
| F&D costs | 17.65 | 14.04 |
| FD&A costs | 18.82 | 14.65 |
| Excluding future capital | | |
| F&D costs | 14.23 | 10.39 |
| FD&A costs | 16.35 | 12.00 |
| Excluding Revisions, including future capital | | |
| F&D costs | 18.99 | 13.03 |
| FD&A costs | 19.54 | 13.86 |
| Excluding Revisions, excluding future capital | | |
| F&D costs | 17.73 | 11.17 |
| FD&A costs | 17.22 | 11.36 |

*(1) Based on Gross reserves meaning the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest of Fairborne.*

Review of Operations

## RESERVE LIFE INDEX

The Trust's reserve life index using annualized fourth quarter average production is 6.2 years (2004 – 6.5 years) for proven BOE reserves and 9.0 years (2004 – 9.9 years) for proven plus probable BOE reserves.

| | 2005 Annualized Trust | | 2005 | | 2004 |
|---|---|---|---|---|---|
| | Using Annualized Q4 Production | Using Average 2005 Production | Using Annualized Q4 Production | Using Average 2005 Production | Using Annualized Q4 Production |
| Production *(BOE per day)* | **11,022** | **10,782** | 11,022 | 11,195 | 10,633 |
| Proved reserves [1] *(MBOE)* | **25,121** | **25,121** | 25,121 | 25,121 | 25,335 |
| **Proved reserve life index** *(years)* | **6.2** | **6.4** | 6.2 | 6.1 | 6.5 |
| Proved plus probable reserves [1] *(MBOE)* | **36,182** | **36,182** | 36,182 | 36,182 | 38,558 |
| **Proved plus probable reserve life index** *(years)* | **9.0** | **9.2** | 9.0 | 8.9 | 9.9 |

*(1) Based on gross reserves meaning the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest of Fairborne.*

## RESERVE REPLACEMENT

| | 2005 Annualized Trust | 2005 | 2004 |
|---|---|---|---|
| Production *(MBOE)* | **3,935** | 4,086 | 2,960 |
| Proved reserves additions [1] *(MBOE)* | **5,771** | 3,872 | 18,222 |
| **Proved reserve replacement ratio** | **1.5** | 0.9 | 6.2 |
| Proved plus probable reserves additions [1] *(MBOE)* | **4,440** | 1,710 | 27,708 |
| **Proved plus probable reserve replacement ratio** | **1.1** | 0.4 | 9.4 |

*(1) Based on gross reserves meaning the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest of Fairborne.*

## RECYCLE RATIO

The recycle ratio is a measure for evaluating the effectiveness of a company's re-investment program. The ratio measures the efficiency of capital investment. It accomplishes this by comparing the operating netback per barrel of oil equivalent to that year's reserve finding and development costs.

| | 2005 Annualized Trust | 2005 | 2004 |
|---|---|---|---|
| Operating netback *($/BOE)* | **34.26** | 34.26 | 25.51 |
| Proved FD&A costs, including future capital *($/BOE)* | **26.28** | 27.54 | 18.42 |
| **Proved recycle ratio** | **1.3** | 1.2 | 1.4 |
| Proved plus probable FD&A costs, including future capital *($/BOE)* | **37.63** | 70.14 | 12.76 |
| **Proved plus probable recycle ratio** | **0.9** | 0.5 | 2.0 |

*2005 marked Fairborne's third consecutive year of growth in production, funds generated from operations and net earnings.*



Management's Discussion and Analysis

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*The following Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, March 7, 2006. This MD&A is provided by the management of Fairborne Energy Trust ("Fairborne" or the "Trust") to review 2005 activities and results as compared to the previous year, and should be read in conjunction with the audited consolidated financial statements including notes for the year ended December 31, 2005 and 2004. Additional information relating to Fairborne, including Fairborne's annual information form, is available on SEDAR at www.sedar.com.*

**Nature of Business:** *Fairborne Energy Ltd. was incorporated as a private company and commenced active operations in June, 2002. In 2003, Fairborne Energy Ltd. became a publicly traded company. Effective June 1, 2005, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest Energy Limited ("Fairquest"), a publicly traded exploration-focused company, and Fairborne Energy Trust, an open-ended unincorporated investment trust. If the context requires, reference herein to "Fairborne" also includes a reference to Fairborne Energy Ltd. prior to the reorganization.*

*The Trust maintains its head office in Calgary and is engaged in the business of developing, acquiring and producing crude oil and natural gas in Western Canada. Fairborne follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. The Trust's mandate is to generate stable, monthly distributions while maintaining a solid production base.*

**Forward Looking Statements:** *This MD&A contains forward-looking statements. Management's assessment of future plans and operations, production estimates and expected production rates, expected levels of distributions on Trust Units and the expected payout ratio, cash available for distribution and its availability for capital expenditures and distributions, expected royalty rates, transportation costs and operating costs, whether taxes will be payable during certain periods and methods of financing capital expenditures may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, the Trust's actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect the Trust's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), on the Trust's website (www.fairbornetrust.com). Furthermore, the forward looking statements contained in this MD&A are made as at the date of this MD&A and the Trust does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.*

**Non-GAAP Terms:** *This document contains the terms "funds generated from operations", "distributable cash/cash available for distribution", "payout ratio" and "netbacks" which are non-GAAP terms. The Trust uses these measures to help evaluate its performance. The Trust considers corporate netbacks a key measure as it demonstrates its profitability relative to current commodity prices. The Trust considers funds generated from operations, distributable cash/cash available for distribution and payout ratio key measures as they demonstrate Fairborne's ability to generate funds necessary to repay debt, make distributions to Unitholders and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations, distributable cash/cash available for distribution and payout ratio may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements with funds generated from operations calculated before non-cash working capital and asset retirement expenditures. Fairborne also presents funds generated from operations per unit whereby per unit amounts are calculated using weighted average units outstanding consistent with the calculation of income per unit.*

**BOE Conversions:** *Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.*

Management's Discussion and Analysis

HIGHLIGHTS

- 2005 marked Fairborne's third consecutive year of growth in production, funds generated from operations and net earnings.
- Production increased 38% to average 11,195 BOE per day in 2005 compared to 8,089 BOE per day in 2004.
- Production growth was achieved entirely from exploration, development and exploitation activities.
- Production additions more than offset decreases associated with the disposition to Fairquest, the Wild River payout and unexpected fourth quarter facility restrictions.
- A successful drilling program including 72 wells (43.9 net) resulted in 11 oil wells (6.0 net), 29 natural gas wells (11.1 net) and 32 coal bed methane wells (26.8 net).
- Funds generated from operations increased 89% to $125.2 million in 2005 (2004 - $66.4 million).
- Operating costs of $8.59 per BOE in the fourth quarter of 2005 were 7% less than the third quarter despite an escalating cost environment.
- Fourth quarter operating netbacks of $43.69 per BOE (third quarter 2005 - $36.52 per BOE) reflected strong commodity prices and lower operating costs.
- The trust conversion completed June 1, 2005 gave investors an opportunity to participate in an income trust, a junior oil and natural gas company or the combined future of both entities.
- The Trust generated funds from operations to support distributions of $0.11 per Unit, increasing to $0.13 per Unit beginning with the December 15, 2005 distribution.
- Expected 2006 production and funds generated from operations are anticipated, subject to commodity prices, to support consistent distributions as well as provide funds for an active development and exploitation program.

**Financial** *($ thousands, except per share amounts)*

| | 2005 | 2004 | % change |
|---|---|---|---|
| Petroleum and natural gas sales | **226,648** | 125,604 | 80 |
| Funds generated from operations | **125,243** | 66,399 | 89 |
| Per unit - basic | **$ 2.65** | $ 1.65 | 61 |
| Per unit - diluted | **$ 2.39** | $ 1.54 | 55 |
| Net income | **43,553** | 13,702 | 218 |
| Per unit - basic | **$ 0.92** | $ 0.34 | 171 |
| Per unit - diluted | **$ 0.89** | $ 0.32 | 178 |
| Exploration and development expenditures | **126,139** | 135,174 | (7) |
| Acquisitions, net of dispositions | **(44,634)** | 168,988 | n/a |
| Working capital deficit (surplus) | **(1,373)** | 20,839 | 107 |
| Bank indebtedness | **136,302** | 77,219 | 77 |

Management's Discussion and Analysis

**Operations** *(Units as noted)*

| | 2005 | 2004 | % change |
|---|---|---|---|
| Average production | | | |
| Natural gas *(Mcf per day)* | **48,099** | 31,116 | 55 |
| Crude oil *(bbls per day)* | **2,764** | 2,593 | 7 |
| Natural gas liquids *(bbls per day)* | **415** | 309 | 34 |
| Total *(BOE per day)* | **11,195** | 8,089 | 38 |
| Average sales price | | | |
| Natural gas *($ per Mcf)* | **8.84** | 6.68 | 32 |
| Crude oil *($ per bbl)* | **61.78** | 46.40 | 33 |
| Natural gas liquids *($ per bbl)* | **50.15** | 44.23 | 13 |
| Netback per BOE *($ per BOE)* | | | |
| Petroleum and natural gas sales | **55.47** | 42.46 | 31 |
| Royalties | **(11.74)** | (8.96) | 31 |
| Transportation | **(0.89)** | (0.04) | n/a |
| Operating expenses | **(8.58)** | (7.95) | 8 |
| Operating netback | **34.26** | 25.51 | 34 |

SELECT ANNUAL INFORMATION

| *($thousands, except per unit amounts)* | 2005 | 2004 | 2003* |
|---|---|---|---|
| Petroleum and natural gas sales | **226,648** | 125,604 | 51,159 |
| Funds generated from operations | **125,243** | 66,399 | 29,151 |
| Per unit – basic | **$ 2.65** | $1.65 | $1.16 |
| Per unit – diluted | **$ 2.39** | $1.54 | $1.10 |
| Net income | **43,553** | 13,702 | 10,322 |
| Per unit – basic | **$ 0.92** | $0.34 | $0.41 |
| Per unit – diluted | **$ 0.89** | $0.32 | $0.39 |
| Total assets | **499,920** | 434,830 | 139,925 |
| Working capital deficit (surplus), including current bank indebtedness | **(1,373)** | 98,058 | 9,371 |
| Long term financial liabilities | | | |
| Bank indebtedness | **136,302** | – | – |
| Equipment leases | **–** | – | 2,573 |
| Non-controlling interest | **27,598** | – | – |
| Asset retirement obligations | **11,386** | 13,196 | 6,165 |
| Future income taxes | **51,465** | 35,860 | 15,913 |
| Cash distributions/dividends | **37,126** | – | – |
| Unitholders' equity | **204,359** | 247,777 | 86,201 |

* *Restated due to change in accounting policy with respect to Asset Retirement Obligation*

# Management's Discussion and Analysis

Fairborne Energy Ltd. was incorporated as a private company and commenced active operations in June, 2002. In 2003, Fairborne Energy Ltd. became a publicly traded company, through a merger with Pivotal Energy Ltd ("Pivotal"), and drilled 30 wells as part of a $34.5 million exploration and development program. The impact of Fairborne's first full year of operations was a 50% increase in production and a 100% increase in funds generated from operations compared to annualized 2002.

In 2004, Fairborne Energy Ltd. drilled 109 wells as part of an extensive exploration and development program which resulted in average production and funds generated from operations that were more than double the previous year. Also in 2004, Fairborne Energy Ltd. completed a significant property acquisition in West Pembina and the corporate acquisition of Case Resources Inc. Financing for acquisition, exploration and development activities was through a combination of funds generated from operations, bank debt and common share equity financings which included the issue of flow-through shares.

Effective June 1, 2005, Fairborne Energy Trust was established as part of a Plan of Arrangement involving the Trust, Fairborne Energy Ltd, Fairquest and security holders of Fairborne Energy Ltd. ("Plan of Arrangement"). Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest, a publicly traded exploration-focused company, and Fairborne Energy Trust. The trust conversion was undertaken as a method to offer all shareholders greater liquidity and flexibility to participate in an income trust, a junior oil and natural gas company or the combined future of both entities. The Trust's mandate is to utilize a balanced approach in order to achieve growth in production and funds generated from operations to support stable monthly distributions as well as the continued development of its portfolio of properties.

Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne Energy Ltd. In addition, the entities have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne's exploratory lands. The farm-in arrangements allow the Trust to participate in the development of exploration lands transferred to Fairquest without deploying additional capital.

The net result of Fairborne's balanced acquisition, exploration and development strategy has been three consecutive years of growth in production, revenue, funds generated from operations and net income. As a Trust, in 2005, Fairborne was able to generate stable distributions to unitholders as well as fund an active development program to achieve production growth without acquisition.

## QUARTERLY FINANCIAL INFORMATION

The following is a summary of select financial information for the quarterly periods indicated:

| 2005 | Q4 | Q3 | Q2 | Q1* |
|---|---|---|---|---|
| **Financial** *($thousands, except per unit amounts)* | | | | |
| Petroleum and natural gas sales | **68,751** | **61,656** | **48,807** | **47,434** |
| Funds generated from operations | **40,783** | **35,406** | **23,760** | **25,294** |
| Per unit – basic | **$ 0.89** | **$ 0.78** | **$ 0.47** | **$ 0.51** |
| Per unit – diluted | **$ 0.77** | **$ 0.67** | **$ 0.47** | **$ 0.48** |
| Net Income | **20,444** | **15,482** | **2,719** | **4,908** |
| Per unit – basic | **$ 0.43** | **$ 0.34** | **$ 0.05** | **$ 0.10** |
| Per unit – diluted | **$ 0.42** | **$ 0.33** | **$ 0.05** | **$ 0.09** |
| Total assets | **499,920** | **458,603** | **451,849** | **480,089** |
| Working capital deficit (surplus) | **(1,373)** | **(984)** | **7,758** | **16,823** |
| Bank indebtedness | **136,302** | **128,548** | **124,580** | **106,513** |
| **Operations** | | | | |
| Average production | | | | |
| Natural gas *(Mcf per day)* | **46,886** | **49,412** | **47,077** | **49,030** |
| Crude oil *(bbls per day)* | **2,770** | **2,684** | **2,558** | **3,047** |
| Natural gas liquids *(bbls per day)* | **438** | **402** | **422** | **398** |
| Total *(BOE per day)* | **11,022** | **11,321** | **10,826** | **11,617** |

| 2004 | Q4* | Q3* | Q2* | Q1* |
|---|---|---|---|---|
| **Financial** *($thousands, except per unit amounts)* | | | | |
| Petroleum and natural gas sales | 41,976 | 35,391 | 29,787 | 18,450 |
| Funds generated from operations | 21,569 | 19,784 | 15,083 | 9,963 |
| Per unit – basic | $ 0.47 | $ 0.48 | $ 0.39 | $ 0.31 |
| Per unit – diluted | $ 0.46 | $ 0.44 | $ 0.36 | $ 0.28 |
| Net Income | 4,158 | 3,463 | 2,786 | 3,295 |
| Per unit – basic | $ 0.09 | $ 0.08 | $ 0.07 | $ 0.10 |
| Per unit – diluted | $ 0.08 | $ 0.08 | $ 0.07 | $ 0.09 |
| Total assets | 434,830 | 379,450 | 272,115 | 266,338 |
| Working capital deficit | 20,839 | 25,393 | 8,626 | 17,196 |
| Bank indebtedness | 77,219 | 69,698 | 76,159 | 73,674 |
| **Operations** | | | | |
| Average production | | | | |
| Natural gas *(Mcf per day)* | 43,480 | 32,569 | 30,410 | 17,853 |
| Crude oil *(bbls per day)* | 2,892 | 3,038 | 2,492 | 1,956 |
| Natural gas liquids *(bbls per day)* | 495 | 348 | 241 | 139 |
| Total *(BOE per day)* | 10,633 | 8,814 | 7,801 | 5,071 |

* *Amounts shown prior to the effective date of the Plan of Arrangement are in respect of Fairborne Energy Ltd. and per unit numbers are per common share*

FOURTH QUARTER 2005 RESULTS

Fairborne had an active fourth quarter drilling program, including 25 gross wells (14.4 net), which resulted in four oil wells (1.9 net), 9 natural gas wells (3.4 net) and 12 coal bed methane wells (9.0 net). In addition to $18 million spent on drilling and completions, the Trust spent $10 million on well equipment and facilities as part of total fourth quarter spending of $29.0 million. Three major facilities projects were undertaken in the fourth quarter, all of which will benefit the Trust's future operations by accommodating production growth and decreasing future operating costs. These projects, which accounted for over $7.0 million of the fourth quarter facility expenditures, included the construction of a major pipeline river crossing at Columbia/Harlech, the conversion of the Westerose facilities to sour specifications and the installation of increased compression at Columbia/Harlech bringing total capacity to 21 MMcf per day. The Trust also initiated a 150 $Km^2$ 3D seismic program on its Brazeau property during the fourth quarter which will be completed in 2006.

The fourth quarter capital program was financed through a combination of funds generated from operations and drawing on credit facilities. In November 2005, the revolving term credit facility was increased from $125 million to $165 million, increasing total availability under the Trust's facilities to $180 million.

The Trust added approximately 400 BOE per day of new production in excess of replacing natural declines during the fourth quarter of 2005 primarily from the Trust's Columbia/Harlech property and the coal bed methane development at Clive. However, fourth quarter production was negatively impacted by the payout of a significant well in the Wild River area and a 21 day rate restriction on the Wild River property due to repairs at a third party processing facility. As anticipated, fourth quarter 2005 production of 11,022 BOE per day was 3% below the immediately preceding third quarter.

Continued strength in commodity prices during the fourth quarter contributed to a 12% increase in revenues as well as a 15% increase in funds generated from operations compared to the preceding third quarter of 2005. Despite an escalating cost environment, the Trust reduced operating costs by 7% from the preceding quarter to $8.59 per BOE in the fourth quarter of 2005 (Q3 – $9.20 per BOE). Strong commodity prices and lower operating costs were reflected in a 20% increase in operating netbacks of $43.69 per BOE in the fourth quarter (Q3 - $36.52 per BOE)

In response to stronger prices and excess cash available for distribution, Fairborne increased distributions from $0.11 per unit to $0.13 per unit beginning with the December 15, 2005 distribution.

TRUST OPERATIONS – JUNE 1 TO DECEMBER 31, 2005

HIGHLIGHTS – FAIRBORNE ENERGY TRUST

| June 1 to December 31, | 2005 |
|---|---|
| **Operations** *(units as noted)* | |
| Production | |
| Natural gas *(Mcf per day)* | **47,896** |
| Crude oil *(bbls per day)* | **2,702** |
| Natural gas liquids *(bbls per day)* | **408** |
| Total *(BOE per day)* | **11,093** |
| Average sales price | |
| Natural gas *($ per Mcf)* | **9.92** |
| Crude oil *($ per bbl)* | **68.04** |
| Natural gas liquids *($ per bbl)* | **52.54** |
| **Financial** *($ thousands, except per unit amounts)* | |
| Petroleum and natural gas revenue | **146,649** |
| Funds generated from operations | **86,435** |
| Cash distributions declared | **37,126** |
| Per unit per month | **$0.11 to $0.13** |
| Exploration and development expenditures | **54,635** |
| Working capital deficit (surplus) at December 31, 2005 | **(1,373)** |
| Bank indebtedness at December 31, 2005 | **136,302** |

During Fairborne's first seven months of operations as a trust (June 1 to December 31, 2005), average daily production was 11,093 BOE per day, up 5% from 10,610 BOE per day for the first month of the Trust's operations (June 2005). During the seven months, Fairborne realized a natural gas price of $9.92 per Mcf with realized prices for crude oil and natural gas liquids for the seven months of $68.04 per bbl and $52.54 per bbl respectively. Strong commodity prices contributed to total revenues of $146.6 million for the seven months. Credits of $1.3 million recorded in June as an adjustment for 2004 crown royalties impacted funds generated from operations of $86.4 million ($85.2 million before crown adjustments) for the first seven months of operations.

Capital expenditures during the Trust's first seven months of operations included $1.4 million in land and lease acquisitions; $29.8 million in drilling and completions; and $21.1 million in well equipment and facility expenditures. The majority of expenditures by the Trust were focused in the Wild River, Columbia/Harlech, West Pembina/Brazeau and Clive coal bed methane properties. Expenditures were financed through a combination of bank debt and funds generated from operations after distributions to unitholders.

**Distributable Cash and Distributions**

Management monitors the Trust's distribution payout policy with respect to forecast net cash flow, debt levels and capital expenditures. Fairborne's current distribution policy targets the use of approximately 60% of cash available for distribution to Unitholders, excluding exchangeable shares which do not receive distributions. Depending upon various factors including commodity prices and capital budgets, it is expected that the remaining 40% of cash available for distribution will fund a portion of the Trust's annual capital expenditure program, including property acquisitions.

During 2005, commodity prices were exceptionally strong resulting in a much higher cash available for distribution than anticipated, and therefore, a payout ratio of only 44% of distributable cash. In response to stronger prices and excess cash available for distribution, Fairborne increased its monthly distributions from $0.11 per Unit to $0.13 per Unit commencing with the December 15, 2005 distribution.

| June 1 to December 31, *($ thousands, except per unit)* | 2005 |
|---|---|
| Funds generated from operations | 86,435 |
| Less: One-time 2004 credits on crown royalties booked in June | (1,275) |
| Normalized funds generated from operations | 85,160 |
| Cash withheld | (48,034) |
| Cash distributions declared | 37,126 |
| Cash distributions per unit per month | $0.11 to $0.13 |
| Payout ratio (excluding exchangeable shares) | 44% |

**Trust Conversion Accounting**

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements for 2004 and 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. The December 31, 2005 consolidated financial statements reflect the results of operations and cash flows of Fairborne Energy Ltd. and its subsidiaries prior to the Plan of Arrangement (June 1, 2005). Due to the trust conversion during 2005, certain information included in the financial statements for prior periods may not be directly comparable.

**Relationship with Fairquest Energy Limited**

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement ("TSA") which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the TSA, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. The TSA has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or on some other date as may be mutually agreed.

Management's Discussion and Analysis

## 2005 FINANCIAL RESULTS

### Production

| | 2005 | 2004 | % change |
|---|---|---|---|
| Natural gas *(Mcf per day)* | **48,099** | 31,116 | 55 |
| Crude oil *(bbls per day)* | **2,764** | 2,593 | 7 |
| Natural gas liquids *(bbls per day)* | **415** | 309 | 34 |
| Total *(BOE per day)* | **11,195** | 8,089 | 38 |
| Natural gas % of production | **72%** | 64% | 13 |

Fairborne reported average production of 11,195 BOE per day in 2005, 38% higher than the 2004 average of 8,089 BOE per day. Production growth was achieved entirely from exploration, development and exploitation activities, with no acquisitions during 2005. New production brought on-stream in 2005 more than offset decreases associated with the disposition of properties to Fairquest, production declines and reduced production from the Trust's Wild River property resulting from a significant well payout and unexpected facility restrictions during the fourth quarter.

Natural gas production increased 55% in 2005 to 48.1 MMcf per day (2004 – 31.1 MMcf per day). Successful drilling and property development activities during 2005 added new production from the Trust's Peach River Arch, Columbia/Harlech, and Clive coal bed methane properties. Growth in natural gas production also included the full year impact of increased production from Rycroft and Wild River which began late in the third quarter of 2004 with the start-up of an expanded Rycroft gas processing facility and completion of a new pipeline at Wild River.

Crude oil and NGL production for 2005 averaged 3,179 bbls per day, 10% higher than 2004 average production of 2,902 bbls per day. A light oil discovery at Columbia/Harlech in early 2005 accounted for the majority of the increase in oil production compared to the prior year.

In 2006, the Trust expects first quarter production to be negatively impacted by restrictions on its Central Alberta properties due to scheduled maintenance by the major gas pipeline operator. The impact on the Trust is expected to be approximately 4,300 BOE per day for a period of 5-12 days during the first quarter. On average, Fairborne anticipates production to be approximately 11,300 to 11,500 BOE per day in 2006.

### Commodity Prices & Hedging Activities

| | 2005 | 2004 | % change |
|---|---|---|---|
| Average Prices | | | |
| Natural gas *($ per Mcf)* | **8.84** | 6.68 | 32 |
| Crude oil *($ per bbl)* | **61.78** | 46.40 | 33 |
| Natural gas liquids *($ per bbl)* | **50.15** | 44.23 | 13 |
| BOE *($ per BOE)* | **55.08** | 42.30 | 30 |
| Benchmark Prices | | | |
| AECO *(Cdn$ per Mcf)* Monthly Index | **8.48** | 6.79 | 25 |
| AECO *(Cdn$ per Mcf)* Daily Index | **8.71** | 6.53 | 33 |
| WTI –Edmonton par *(Cdn$ per bbl)* | **69.13** | 52.91 | 31 |

**Hedging – Fixed Price Physical Sales Contracts**

The Trust's risk management strategy is based on the following objectives:

- provide greater certainty and stability to distributions;
- protect unitholder return on investment;
- reduce risk exposure in budgeted annual funds flow projections; and
- help ensure transaction economics on acquisitions.

*NATURAL GAS*

During 2005, an average of 10,494 Mcf per day was hedged representing 22% of the Trust's annual natural gas production under fixed price physical contracts. Fairborne realized a natural gas price of $8.84 per Mcf for 2005 an increase of 32% compared to 2004.

The following table summarizes the outstanding fixed price physical sales contracts for natural gas, including contracts entered into after December 31, 2005:

| Month | Floor Volume *(Mcf per day)* | Average Floor Price *($ per Mcf)* | Ceiling Volume *(Mcf per day)* | Average Ceiling Price *($ per Mcf)* |
|---|---|---|---|---|
| Q1 2006 | 21,070 | 9.92 | 5,505 | 13.06 |
| Q2 2006 | 19,266 | 10.26 | 0 | 0 |
| Q3 2006 | 7,339 | 10.00 | 1,835 | 10.98 |
| Q4 2006 | 5,051 | 9.60 | 3,814 | 14.31 |
| Q1 2007 | 4,587 | 9.54 | 4,587 | 14.29 |

MCF factor = 1.09

In addition to the above fixed price contract summary, the Trust has fixed the AECO basis at $0.91US/mmbtu for the period April 1, 2007 to October 31, 2007 on a volume of 5,000 mmbtu/d.

*CRUDE OIL*

During 2005 the Trust had an average of 733 bbls per day of crude oil hedged representing 27% of the annual crude oil production under fixed price contracts. The Trust realized a price of Cdn$61.78 per bbl for 2005, 33% higher than in 2004.

The following table summarizes the outstanding fixed price physical sales contracts on crude oil, including contracts entered into after December 31, 2005:

| Month | Floor Volume *(bbls per day)* | Average Floor Price *($US/bbl)* | Ceiling Volume *(bbls per day)* | Average Ceiling Price *($US/bbl)* |
|---|---|---|---|---|
| Q1 2006 | 500 | 60.00 | 500 | 60.00 |
| Q2 2006 | 500 | 65.00 | 500 | 69.00 |
| Q3 2006 | 500 | 65.00 | 500 | 70.80 |
| Q4 2006 | 800 | 65.00 | 800 | 71.03 |

**Petroleum and Natural Gas Revenue**

| *($thousands except as noted)* | 2005 | 2004 | % change |
|---|---|---|---|
| Natural gas | **155,147** | 76,073 | 104 |
| Crude oil | **62,322** | 44,041 | 42 |
| Natural gas liquids | **7,595** | 5,007 | 52 |
| Other income | **1,584** | 483 | 228 |
| Total | **226,648** | 125,604 | 80 |
| Per BOE | **$ 55.47** | $ 42.46 | 31 |

Fairborne reported an 80% increase in revenue for 2005 to $226.6 million from $125.6 million in 2004. The substantial increase in revenue mirrored the increase in commodity prices and growth in the Trust's production base.

**Royalties**

| *($thousands except as noted)* | 2005 | 2004 | % change |
|---|---|---|---|
| Crown | **38,320** | 20,567 | 86 |
| Freehold and overriding | **9,642** | 5,959 | 62 |
| Total | **47,962** | 26,526 | 81 |
| Crown *(% of revenue)* | **16.9%** | 16.4% | 3 |
| Freehold and overriding *(% of revenue)* | **4.3%** | 4.7% | (9) |
| Total *(% of revenue)* | **21.2%** | 21.1% | - |
| Per BOE | **$ 11.74** | $ 8.96 | 31 |

Fairborne recorded $48.0 million in royalties in 2005 (2004 - $26.5 million), representing a royalty rate of 21.2% which was consistent with the preceding year. Based on anticipated production rates and commodity prices, Fairborne expects royalties to average between 21% and 23% in 2006.

**Transportation Expenses**

| | 2005 | 2004 | % change |
|---|---|---|---|
| Transportation costs *($thousands)* | **3,627** | 123 | n/a |
| Per BOE | **$ 0.89** | $ 0.04 | n/a |

The majority of transportation costs relate to transportation and fuel associated with the usage of natural gas pipelines. Transportation costs also include clean oil trucking, trucking of natural gas liquids, and certain third party fuel charges. Effective June 1, 2005, Fairborne entered into a contract for transportation of its natural gas and became directly responsible for payment of transportation costs. Prior to June 2005, Fairborne's natural gas sales contracts were all paid net of transportation, therefore the Trust did not record transportation expenses for its natural gas production in 2004 or the first five months of 2005.

In 2006, based on the Trust's expected production rates and split between oil and natural gas, the Trust expects transportation costs to be comparable on a BOE basis. Total transportation expenses are expected to increase consistent with a full year transportation costs on natural gas production.

**Operating Costs**

| ($thousands except as noted) | 2005 | 2004 | % change |
|---|---|---|---|
| Operating costs | | | |
| Natural gas | **24,502** | 16,485 | 49 |
| Oil and NGLs | **10,533** | 6,948 | 52 |
| Total | **35,036** | 23,433 | 50 |
| Per BOE | **$ 8.58** | $ 7.95 | 8 |

A general increase in industry service costs combined with higher production levels were reflected in an increase in operating costs from $23.4 million in 2004 to $35.0 million in 2005. As operator of the majority of its properties, Fairborne works to maximize operating efficiencies to minimize operating costs. Several initiatives were undertaken during 2005 which reduced operating costs on the Trust's Wild River, Basset Lake and West Pembina properties. As a result of these initiatives, on a BOE basis, 2005 operating costs of $8.58 per BOE were only 8% higher than the prior year despite substantial cost increases in various sectors of the service industry.

In 2006, Fairborne anticipates continued escalation of industry costs which will put upward pressure on operating costs. Capital programs initiated in the fourth quarter of 2005 should mitigate some of the increases with BOE operating costs for 2006 expected in the range of $8.50 - $9.00 per BOE.

**Operating Netbacks**

| ($ per BOE) | 2005 | 2004 | % change |
|---|---|---|---|
| Petroleum and natural gas sales | **55.08** | 42.30 | 30 |
| Other income | **0.39** | 0.16 | 144 |
| Royalty expense | **(11.74)** | (8.96) | 31 |
| Transportation expense | **(0.89)** | (0.04) | n/a |
| Operating expenses | **(8.58)** | (7.95) | 8 |
| Operating netback | **34.26** | 25.51 | 34 |

The average 31% increase in commodity prices during 2005 translated into a 34% increase in operating netbacks compared to the prior year.

**General and Administrative ("G&A") Expenses**

| ($thousands except as noted) | 2005 | 2004 | % change |
|---|---|---|---|
| G&A expenses, net of recoveries | **5,602** | 5,946 | (6) |
| Trust Unit compensation costs | **2,158** | 873 | 147 |
| Total G&A expenses | **7,760** | 6,819 | 14 |
| G&A expenses, per BOE | **$ 1.37** | $ 2.01 | (32) |
| Compensation costs, per BOE | **$ 0.53** | $ 0.29 | 83 |

Fairborne recorded $5.6 million of cash G&A expenses, net of recoveries in 2005, representing a rate of $1.37 per BOE. In total, G&A expenses are consistent with 2005; however, on a BOE basis, G&A expenses have decreased by 32% compared to 2004, consistent with increased production. Fairborne expects future cash G&A expenses to increase as cost pressures related to the attraction and retention of staff and regulatory compliance continue to rise.

Effective June 1, 2005, Fairborne is reimbursed by Fairquest for a portion of G&A expenditures under the TSA. From June 1 to December 31, 2005, $907,000 was credited to G&A expenses as a recovery under this agreement.

Compensation expense of $2.2 million for 2005 included amortization of the fair value of Units anticipated to be issued pursuant to the Trust Unit Incentive Plan implemented in June 2005. Compensation expense also includes regular amortization for stock options of Fairborne Energy Ltd. issued prior to the Plan of Arrangement. Amortization of stock options which had not been recognized prior to the Plan of Arrangement have been included in Trust conversion costs on the consolidated statement of operations and retained earnings.

**Interest Expense**

| | **2005** | 2004 | % change |
|---|---|---|---|
| Interest expense *($thousands)* | **4,772** | 2,532 | 88 |
| Per BOE | **$ 1.17** | $ 0.86 | 36 |

Interest expense of $4.8 million in 2005 (2004 - $2.5 million) reflects the increase in debt levels in the Trust from $77.2 million at December 31, 2004 to $136.3 million at December 31, 2005. An increase in borrowing rates also contributed to higher interest expense in 2005 as evidenced by the change in average prime borrowing rates from 4.05% in 2004 to 4.39% in 2005.

**Trust Conversion Costs**

In accordance with the Plan of Arrangement, all outstanding stock options of Fairborne Energy Ltd. vested. As a result, $3.4 million of remaining unamortized stock based compensation costs relating to options was charged to earnings. The Trust also incurred $3.4 million of restructuring costs, which together with stock compensation expense has been included in trust conversion costs on the consolidated statement of operations and retained earnings for the year ended December 31, 2005.

**Depletion, Depreciation and Accretion (DD&A)**

| | **2005** | 2004 | % change |
|---|---|---|---|
| Depletion, depreciation and accretion *($thousands)* | **69,312** | 42,846 | 62 |
| Per BOE | **$ 16.97** | $ 14.47 | 17 |

The Trust's depletion, depreciation and accretion costs of $69.3 million in 2005 (2004 - $42.8 million) reflected an increase in DD&A rates as well as an increase in production. On a BOE basis, the DD&A rate of $16.97 per BOE in 2005 was higher than the prior year rate of $14.47 per BOE due to higher finding and development costs in 2005 which reflected increased service costs in the industry.

**Taxes**

| ($thousands except as noted) | 2005 | 2004 | % change |
|---|---|---|---|
| Future | **1,306** | 8,978 | (85) |
| Capital taxes | **1,068** | 645 | 66 |
| Total taxes | **2,374** | 9,623 | (75) |
| Per BOE | **$ 0.58** | $ 3.25 | (82) |

Fairborne pays provincial capital tax and federal large corporations tax in its operating entities. During 2005, Fairborne recorded a future tax provision of $1.3 million. Fairborne does not anticipate paying cash income taxes in its operating entities in 2006 as these entities have sufficient tax pools to offset taxable income. The Trust is a taxable entity under the Income Tax Act but it is taxable only on income that is not distributed or distributable to its Unitholders. The Trust does not expect to incur any cash income taxes in the future and, as such, the future tax liability on the balance sheet should be reduced in future periods.

**Non-Controlling Interest**

As a result of the Plan of Arrangement, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. The shares are exchangeable into Trust Units. The exchangeable shares are listed on the Toronto Stock Exchange (trading symbol: FXL) and trade separately from the Trust Units. They represent a non-controlling interest to the Trust. Holders of exchangeable shares do not receive cash distributions from the Trust, however, the exchange ratio is adjusted to account for distributions paid on the Trust Units. The exchangeable shares are recorded as a non-controlling interest and are allocated a pro rata share of net income as required by Canadian accounting standards.

**Net Income and Funds Generated from Operations**

| ($thousands except as noted) | 2005 | 2004 | % change |
|---|---|---|---|
| Funds generated from operations | **125,243** | 66,399 | 89 |
| Per unit – basic | **$ 2.65** | $ 1.65 | 61 |
| Per unit – diluted | **$ 2.39** | $ 1.54 | 55 |
| Net income | **43,553** | 13,702 | 218 |
| Per unit – basic | **$ 0.92** | $ 0.34 | 171 |
| Per unit – diluted | **$ 0.89** | $ 0.32 | 178 |

Fueled by high commodity prices, funds generated from operations for 2005 increased 89% compared to 2004. Net income for 2005 was 218% higher than 2004 reflecting increased funds generated from operations as well as reduced future income taxes associated with the new tax structure.

## LIQUIDITY AND CAPITAL RESOURCES

### Capital Expenditures

| *($thousands)* | **2005** | 2004 |
|---|---|---|
| Exploration and development | | |
| Land and lease acquisitions | **2,739** | 6,873 |
| Geological and geophysical | **633** | 7,741 |
| Drilling, completions and workovers | **64,723** | 79,731 |
| Well equipment and facilities | **52,636** | 40,394 |
| Other assets | **3,275** | – |
| Corporate assets | **2,133** | 435 |
| | **126,139** | 135,174 |
| Acquisitions, net of dispositions | **(44,634)** | 168,988 |
| Conversion of exchangeable shares | **21,526** | – |
| Total | **103,031** | 304,162 |

The majority of 2005 exploration and development expenditures of $126.1 million were focused in the Trust's Wild River, Columbia/Harlech, West Pembina/Brazeau and Clive coal bed methane properties. Exploration and development expenditures were financed through a combination of bank indebtedness and funds generated from operations after distributions to unitholders.

During 2005, the Trust spent $64.7 million on drilling and completion activities with a total of 72 wells (43.9 net) drilled resulting in 11 oil wells (6.0 net), 29 natural gas wells (11.1 net) and 32 coal bed methane wells (26.8 net).

During 2005, Fairborne also completed a minor property disposition and disposed of a portion of its interest in a gas facility on the Trust's Basset Lake property.

The disposition to Fairquest on June 1, 2005 was treated as a continuity of interests with the petroleum and natural gas assets recorded as a disposition at their carrying value of $41.7 million in the second quarter of 2005. The conversion of exchangeable shares since June 1, 2005 has been recorded as a $21.5 million acquisition of petroleum and natural gas assets based on the market value of Trust Units issued on conversion and the carrying value of the non-controlling interest.

In 2006, the Trust expects to drill 94 wells (53.0 net) as part of a $64 million capital program. Based on expected commodity prices and production levels, the Trust plans to finance its 2006 capital program through a combination of bank debt and funds generated from operations, after distributions to unitholders.

Management's Discussion and Analysis

**Working Capital and Bank Indebtedness**

At December 31, 2005, the Trust had net debt of $134.9 million which included $136.3 million in bank indebtedness offset by working capital of $1.4 million. In conjunction with the Plan of Arrangement, Fairborne entered into new credit facilities. At December 31, 2005 the Trust had a $165 million extendible revolving term credit facility and a $15 million demand operating credit facility for a total available facility of $180 million.

The extendible revolving term facility is available on a revolving basis until May 31, 2006 (364 day facility) at which time it may be extended, at the lenders' option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2007. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations. The facility is subject to a semi-annual valuation of the Trust's petroleum and natural gas assets.

Under the terms of the credit facilities and subordination agreements related thereto, any present or future indebtedness of the subsidiaries of the Trust, including the notes owed from Fairborne Energy Ltd. to the Trust, are subordinate to the amounts owing under the credit facilities. Under the terms of the credit facilities and subordination agreements, the Trust is restricted from making distributions when: (i) a default or event of default under the credit facilities has occurred and is continuing; and (ii) outstanding loans under the credit facilities exceeds the borrowing base set by the lenders. The Trust does not anticipate that the foregoing will restrict distributions to Unitholders.

**Unitholders' Equity**

The Trust is authorized to issue an unlimited number of Trust units. Pursuant to the Plan of Arrangement effective June 1, 2005, former shareholders of Fairborne Energy Ltd. were issued in aggregate approximately 45 million Trust units and 7 million exchangeable shares.

From June 1, 2005 to December 31, 2005, 1,388,270 exchangeable shares have been converted into 1,421,413 Trust Units. The exchange ratio is calculated monthly and is increased, on a cumulative basis, for each distribution by an amount which assumes the reinvestment of distributions in trust units at the then prevailing market price of a trust unit. At December 31, 2005, the exchange ratio was 1 exchangeable share to 1.04902 Trust Units.

File #82-34836



On June 6, 2005, the Board of Directors granted 497,000 Restricted Units and 291,400 Performance Units pursuant to its Trust Unit Incentive Plan. During the remainder of 2005, an additional 64,950 Restricted Units and 31,150 Performance Units were issued, with 2,300 Restricted Units cancelled. The total estimated fair value of units granted of $10 million will be amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

As of February 28, 2006, the Trust had 46,511,484 Trust Units, and 5,506,860 exchangeable shares outstanding which, as at February 28, 2006, were exchangeable into 5,869,542 Trust Units (subject to adjustment for subsequent distributions on the Trust Units). In addition, as at February 28, 2006, the Trust had 564,950 Restricted Units and 322,550 Performance Units outstanding. The maximum number of Trust Units that could be issued pursuant to such Restricted Units and Performance Units is 564,950 Trust Units and 645,100 Trust Units respectively, subject to the provisions of the Trust Unit Incentive Plan (including vesting requirements and, in the case of the Performance Units, certain performance factors).

### CONTRACTUAL OBLIGATIONS & COMMITMENTS

Fairborne has certain lease commitments for its office premises through to June 2011. As at December 31, 2005, the payments due under these leases is approximately $929,000 per year.

### OFF-BALANCE-SHEET ARRANGEMENTS

Fairborne has no off-balance-sheet arrangements other than operating leases described under contractual obligations and commitments.

### BUSINESS ENVIRONMENT AND RISK

The business risks the Trust is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – all of these govern the businesses and influence the controls and management at the Trust. Fairborne manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Trust;
- operating properties in order to maximize opportunities;
- employing risk management instruments to minimize exposure to volatility of commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

CRITICAL ACCOUNTING ESTIMATES

**Depletion, depreciation and accretion expense**

The Trust uses the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, including future development costs, net of certain costs related to unproved properties is subject to amortization as depletion, depreciation and accretion expense. Depletion, depreciation and accretion expense is calculated using the unit-of-production method based on estimated proved reserves.

The costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

**Full cost accounting ceiling test**

The carrying value of petroleum and natural gas properties and equipment is reviewed at least annually for impairment. Any impairment would be included as additional depletion and depreciation in the period which it occurred. The carrying value is based on estimates of proved reserves, production rates, commodity prices, future capital costs, royalty rates and other assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

**Asset Retirement Obligation ("ARO")**

The Trust estimates the fair value of ARO in the period in which it is incurred and records an ARO liability with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on estimated proved reserves. The liability amount is increased each reporting period due to the passage of time based on an estimated risk-free interest rate, and the amount of accretion is expensed to income in the period.

**Income Taxes**

The Trust follows the liability method of accounting for income taxes. The determination of the Trust's income and other tax liabilities requires interpretation of laws and regulations, which are revised periodically. All tax filings are subject to audit and could be reassessed after a considerable period of time. Future tax assets and liabilities are booked at substantively enacted future income tax rates which include changes over a period of time. The rate used by the Trust is based on estimated future net revenues, estimated future depletion rates and other assumptions. Accordingly, the actual income tax liability may differ significantly from the amounts estimated and can impact the current and future income tax expense recorded in future periods.

MANAGEMENT'S EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Trust is accumulated and communicated to the Trust's management as appropriate to allow timely decisions regarding required disclosure. Fairborne Energy Ltd's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the annual filings, that the Trust's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Trust, including its consolidated subsidiaries, is made known to them by others within those entities. It should be noted that while Fairborne Energy Limited's Chief Executive Officer and Chief Financial Officer believe that the Trust's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

MANAGEMENT'S REPORT

**To the Unitholders of Fairborne Energy Trust**

The accompanying consolidated financial statements of Fairborne Energy Trust and all the information in this Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. The financial information contained elsewhere in this report has been reviewed to ensure consistency with the consolidated financial statements.

Management has established systems of internal controls, which are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for the preparation of financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. It exercises its responsibilities primarily through the Audit Committee, which is comprised of independent, non-management directors. The Audit Committee has reviewed the consolidated financial statements with management and the auditors and has reported to the Board of Directors which have approved the consolidated financial statements.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with auditing standards generally accepted in Canada on behalf of the unitholders.



*STEVEN R. VANSICKLE*
President and Chief Executive Officer



*AARON G. GRANDBERG, CA*
Vice-President, Finance
and Chief Financial Officer

Calgary, Canada
March 7, 2006

Financial Reports

## AUDITORS' REPORT

**To the Unitholders of Fairborne Energy Trust**

We have audited the consolidated balance sheets of Fairborne Energy Trust as at December 31, 2005 and 2004 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Calgary, Canada
March 7, 2006

Consolidated Financial Statements

## CONSOLIDATED BALANCE SHEETS

*As at December 31,*

| *($thousands)* | 2005 | 2004 |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | $ 217 | $ 241 |
| Accounts receivable | 67,055 | 36,608 |
| Prepaid expenses and deposits | 2,911 | 3,090 |
| | 70,183 | 39,939 |
| Capital assets *(Note 4)* | 413,567 | 378,721 |
| Goodwill | 16,170 | 16,170 |
| | $ 499,920 | $ 434,830 |
| **Liabilities** | | |
| Current liabilities | | |
| Accounts payable and accrued liabilities | $ 62,778 | $ 60,778 |
| Distributions payable | 6,032 | – |
| Bank indebtedness *(Note 6)* | – | 77,219 |
| | 68,810 | 137,997 |
| Bank indebtedness *(Note 6)* | 136,302 | – |
| Non-controlling interest *(Note 7)* | 27,598 | – |
| Asset retirement obligation *(Note 8)* | 11,386 | 13,196 |
| Future income taxes *(Note 9)* | 51,465 | 35,860 |
| Unitholders' Equity | | |
| Unitholders' capital *(Note 10)* | 199,022 | 220,151 |
| Contributed surplus *(Note 10)* | 1,758 | 1,094 |
| Retained earnings | 3,579 | 26,532 |
| | 204,359 | 247,777 |
| Commitments *(Note 12)* | | |
| | $ 499,920 | $ 434,830 |

*See accompanying notes to the consolidated financial statements*

Approved on behalf of the Board:



*ROBERT B. HODGINS*
Director



*RICHARD A. WALLS*
Director

Consolidated Financial Statements

## CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

*For the years ended December 31,*

| *($thousands except per unit amounts)* | 2005 | 2004 |
|---|---|---|
| **Revenue** | | |
| Petroleum and natural gas | $ 226,648 | $ 125,604 |
| Royalties | (47,962) | (26,526) |
| Transportation | (3,627) | (123) |
| | 175,059 | 98,955 |
| **Expenses** | | |
| Operating | 35,036 | 23,433 |
| General and administrative | 7,760 | 6,819 |
| Interest | 4,772 | 2,532 |
| Trust conversion costs *(Note 2)* | 6,762 | - |
| Depletion, depreciation and accretion | 69,312 | 42,846 |
| | 123,642 | 75,630 |
| **Income before taxes** | 51,417 | 23,325 |
| Taxes *(Note 9)* | | |
| Future | 1,306 | 8,978 |
| Capital | 1,068 | 645 |
| | 2,374 | 9,623 |
| **Net income before non-controlling interest** | 49,043 | 13,702 |
| Non-controlling interest *(Note 7)* | 5,490 | - |
| **Net income** | 43,553 | 13,702 |
| Retained earnings, beginning of year | 26,532 | 12,830 |
| Plan of Arrangement *(Note 2)* | (36,212) | - |
| Reclassification of deficit pursuant to Plan of Arrangement | 6,832 | - |
| Distributions | (37,126) | - |
| **Retained earnings, end of period** | $ 3,579 | $ 26,532 |
| **Net income per unit** *(Note 10)* | | |
| Basic | $ 0.92 | $ 0.34 |
| Diluted | $ 0.89 | $ 0.32 |

*See accompanying notes to the consolidated financial statements.*

Consolidated Financial Statements

## CONSOLIDATED STATEMENTS OF CASH FLOWS

*For the years ended December 31,*

| *($thousands)* | 2005 | 2004 |
|---|---|---|
| **Cash provided by (used in):** | | |
| **Operating activities** | | |
| Net income | $ 43,553 | $ 13,702 |
| Items not involving cash: | | |
| Depletion, depreciation and accretion | 69,312 | 42,846 |
| Compensation expense | 2,158 | 873 |
| Trust conversion costs | 3,424 | - |
| Future income taxes | 1,306 | 8,978 |
| Non-controlling interest | 5,490 | - |
| Asset retirement expenditures | (2,801) | (189) |
| | 122,442 | 66,210 |
| Change in non-cash working capital | (13,562) | (14,807) |
| | 108,880 | 51,403 |
| **Financing activities** | | |
| Issuance of common shares, net of costs | 214 | 93,620 |
| Buy-out of stock options *(Note 2)* | (9,805) | - |
| Distributions to unitholders | (31,094) | - |
| Equipment lease payments *(Note 5)* | - | (2,573) |
| Bank indebtedness | 59,083 | 56,762 |
| | 18,398 | 147,809 |
| **Investing activities** | | |
| Capital expenditures | (126,139) | (135,174) |
| Disposition of petroleum and natural gas properties | 13,543 | 10,668 |
| Acquisition of petroleum and natural gas properties *(Note 3)* | - | (111,535) |
| Corporate acquisition costs *(Note 3)* | - | (400) |
| Change in non-cash working capital | (14,706) | 31,318 |
| | (127,302) | (205,123) |
| Change in cash and cash equivalents | (24) | (5,911) |
| Cash and cash equivalents, beginning of year | 241 | 6,152 |
| **Cash and cash equivalents, end of year** | $ 217 | $ 241 |
| Cash interest paid | $ 4,788 | $ 2,532 |
| Capital taxes paid | $ 1,416 | $ 160 |

*See accompanying notes to the consolidated financial statements*

## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

*For the Years Ended December 31, 2005 and 2004*

*(tabular amounts are stated in thousands and thousands of dollars except per unit amounts)*

### NATURE OF OPERATIONS:

Fairborne Energy Trust (the "Trust" or "Fairborne") is an open-end, unincorporated investment trust governed by the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement entered into by Fairborne Energy Ltd., Fairborne Energy Trust, Fairquest Energy Limited ("Fairquest") and security holders of Fairborne Energy Ltd. (the "Plan of Arrangement") that became effective June 1, 2005.

Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest, a publicly traded exploration-focused company, and Fairborne Energy Trust. Shareholders of Fairborne Energy Ltd. received one trust unit of the Trust or one exchangeable share of a subsidiary of the Trust and 0.333 of a common share of Fairquest for each common share of Fairborne Energy Ltd.

The purpose of the Trust is to indirectly explore for, develop and hold interests in petroleum and natural gas properties, through investments in securities of subsidiaries. The business of the Trust is carried on by Fairborne Energy Ltd. and its subsidiaries and partnerships. The Trust owns, directly and indirectly, 100% of the common shares, (excluding the exchangeable shares – see note 7) of Fairborne Energy Ltd. The activities of Fairborne Energy Ltd. are financed through interest bearing notes from the Trust and third party debt as described in the notes to the consolidated financial statements.

The Trust will make distributions to the Unitholders in amounts equal to the net income of the Trust earned from interest income on the notes and from any dividends paid on the common shares of Fairborne Energy Ltd., less any expenses of the Trust.

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements for 2005 and 2004 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. Due to the conversion to a trust, certain information included in the financial statements for prior periods may not be directly comparable. For purposes of the consolidated financial statements, the share capital of Fairborne Energy Ltd. is reported under Unitholders' Equity (Note 10).

### 1. SIGNIFICANT ACCOUNTING POLICIES

**a) Basis of presentation**

The consolidated financial statements of the Trust have been prepared by management in accordance with generally accepted accounting principles in Canada and they include the accounts of the Trust and its wholly owned subsidiaries. All inter-company transactions have been eliminated.

**b) Petroleum and natural gas operations**

The Trust follows the full cost method of accounting for petroleum and natural gas properties and facilities whereby all costs associated with the exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, lease rental costs on non-producing properties, costs of both productive and unproductive drilling and production equipment. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the depletion rate of 20% or more.

The accumulated costs, less the costs of unproved properties, are depleted and depreciated using the unit-of-production method based on total proved reserves before royalties as determined by independent evaluators. Natural gas reserves and production are converted into equivalent barrels of oil based upon the estimated relative energy content.

The costs of acquiring and evaluating unproved properties, are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

The Trust places a limit on the carrying value of petroleum and natural gas properties and equipment, which may be depleted against revenues of future periods (the "ceiling test"). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

Repairs and maintenance are expensed as operating costs as incurred.

**c) Asset retirement obligations ("ARO")**

The Trust recognizes the fair value of ARO in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

**d) Interest in joint ventures**

Substantially all of the Trust's oil and gas exploration and development activities are conducted jointly with others and, accordingly, the financial statements reflect only the Trust's proportionate interest in such activities.

**e) Goodwill**

The Trust records goodwill relating to acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities acquired. Goodwill is assessed for impairment annually at year-end or if events occur that could result in an impairment. Impairment is recognized if the estimated fair value of the Trust is less than the book value of the Trust. If the fair value of the Trust is less than the book value, impairment is measured by allocating the fair value to the identifiable assets and liabilities as if the Trust had been acquired for a purchase price equal to its fair value. The excess of the fair value of the Trust over the amounts assigned to the assets and liabilities is the fair value of the goodwill. Any excess of the book value of goodwill over this implied fair value of goodwill is the impairment amount. Impairment is charged to income in the period in which it occurs.

**f) Risk management**

Financial instruments may be utilized by the Trust to manage its exposure to commodity price fluctuations and foreign currency exposures. The Trust's practice is not to utilize financial instruments for trading or speculative purposes.

The Trust formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Trust also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

Foreign exchange gains and losses on foreign currency exchange swaps used to hedge US dollar denominated commodity contracts are recognized in income as a component of oil and gas sales during the same period as the corresponding hedged position.

The Trust may use forwards, futures and swap contracts to manage its exposure to commodity price fluctuations. The net receipts or payments arising from these contracts are recognized in income as a component of oil and gas sales during the same period as the corresponding hedged position.

**g) Unit-based compensation**

The Trust has a Trust Incentive plan, which is described in Note 10. Compensation expense associated with the unit based compensation plan is recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. Compensation expense is based on the fair value of the unit based compensation at the date of the grant.

The amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in unitholders' capital when unit based compensation plans are exercised.

**h) Income taxes**

The Trust is a taxable trust under the Canadian Income Tax Act. As income taxes are the responsibility of the individual unitholders and the Trust distributes all of its taxable income to its unitholders, no provision has been made for income taxes by the Trust in these financial statements.

Subsidiary corporations of the Trust and their associated partnerships use the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

**i) Flow-through shares**

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. A future tax liability is recognized upon the renunciation of tax pools and unitholders' capital is reduced by a corresponding amount.

**j) Corporate assets**

Corporate assets are stated at cost. Depreciation is provided on a declining balance basis at a rate of 20%.

**k) Cash and cash equivalents**

The Trust considers cash and short term deposits with original maturities of three months or less as cash and cash equivalents.

**l) Measurement uncertainty**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenue and expenses for the period then ended. Actual results could differ from those estimates.

The amounts recorded for depletion, depreciation and accretion and the provision for asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved and probable reserves, production rates, petroleum and natural gas prices, future costs and relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

**m) Per unit information**

Basic per unit amounts are calculated using the weighted average number of units outstanding during the year. Diluted per unit amounts are calculated based on units that would be issued under Trust incentive plans and on the conversion of outstanding exchangeable shares at the end of the period.

**n) Revenue recognition**

Revenue from the sale of oil and natural gas is recognized when the product is delivered. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

**o) Comparative numbers**

Certain of the comparative numbers have been restated to conform to the current year presentation.

2. PLAN OF ARRANGEMENT

Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. transferred to Fairquest certain producing petroleum and natural gas properties, undeveloped lands and a portion of its bank debt. At the time of the transaction, Fairborne and Fairquest were related parties, therefore, the assets and liabilities transferred to Fairquest were accounted for at their carrying values as follows:

| | |
|---|---|
| Petroleum and natural gas properties and equipment | $ 41,712 |
| Future income tax asset | 1,908 |
| Cash received on transfer | (10,000) |
| Asset retirement obligations | (757) |
| Net assets transferred and reduction in share capital | $ 32,863 |

In accordance with the Plan of Arrangement, all outstanding stock options of Fairborne Energy Ltd. vested. As a result, the remaining unamortized stock based compensation costs of $3.4 million was charged to earnings. The Trust also incurred $3.4 million of restructuring costs, which together with stock compensation expense has been included in trust conversion costs on the consolidated statement of operations.

Fairborne Energy Ltd. amended its stock option and warrant agreements to permit options and warrants to be exercised on a cashless basis and, in the case of the options, to allow the holder thereof on exercise to receive the intrinsic value payable in cash. As a result, Fairborne Energy Ltd. issued 2,702,292 common shares valued at $34.6 million and paid $9.8 million in cash in settlement of outstanding options and warrants and recorded a reduction in retained earnings as follows:

| | |
|---|---|
| Settlement of outstanding options and warrants for common shares | $ 34,643 |
| Settlement of outstanding options for cash | 9,805 |
| Contributed surplus related to outstanding options | (4,902) |
| Future tax benefit of cash settlement | (3,334) |
| Plan of arrangement costs and reduction in retained earnings | $ 36,212 |

**Relationship with Fairquest Energy Limited**

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. For the period June 1 to December 31, 2005 the technical services fee was $907,000. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or on some other date as may be mutually agreed.

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands. As at December 31, 2005, accounts receivable included $12.4 million due from Fairquest.

3. ACQUISITIONS

On July 27, 2004 the Trust acquired all of the outstanding shares of Case Resources Inc. ("Case") pursuant to an Arrangement Agreement dated June 25, 2004 between Case and Fairborne. Case was a publicly traded oil and gas company with properties located in western Canada. As consideration for the transaction, Case shareholders received 0.0909 of a Fairborne common share for each Case common share held. Fairborne issued 5.4 million shares to acquire Case at a deemed value of $51.5 million, based on the trading price of Fairborne shares on or about the date the transaction was announced. The results of operations for Case have been included in Fairborne's financial statements beginning July 27, 2004. Details of the acquisition are as follows:

| | |
|---|---|
| **Cost of Acquisition:** | |
| Shares | $ 51,518 |
| Transaction costs | 400 |
| | $ 51,918 |
| **Allocated:** | |
| Current assets | $ 1,443 |
| Petroleum and natural gas properties and equipment | 68,121 |
| Goodwill (no tax base) | 9,810 |
| Current liabilities | (1,003) |
| Bank debt | (12,516) |
| Asset retirement obligations | (1,105) |
| Future income taxes | (12,832) |
| | $ 51,918 |

On March 31, 2004, the Trust acquired certain petroleum and natural gas assets located in the West Pembina area of West Central Alberta. The acquisition has been accounted for by the purchase method. The results of operations from the assets acquired have been included in Fairborne's financial statements beginning March 31, 2004. Details of the acquisition are as follows:

| | |
|---|---|
| **Cost of acquisition:** | |
| Cash | $ 71,907 |
| Cash from private placement of common shares | 38,859 |
| Transaction costs | 474 |
| | $ 111,240 |
| **Allocated:** | |
| Petroleum and natural gas properties and equipment | $ 115,904 |
| Asset retirement obligations | (4,664) |
| | $ 111,240 |

4. CAPITAL ASSETS

| | 2005 | 2004 |
|---|---|---|
| Petroleum and natural gas properties and equipment | **$ 534,449** | $ 436,826 |
| Corporate assets | **3,099** | 1,032 |
| Other assets | **3,275** | - |
| | **540,823** | 437,858 |
| Accumulated depletion and depreciation | **(127,256)** | (59,137) |
| | **$ 413,567** | $ 378,721 |

As at December 31, 2005, costs of acquiring unproved properties in the amount of $22.5 million (2004 - $31.2 million) were excluded from the depletion calculation. Included in the Trust's petroleum and natural gas properties and equipment balance is $6.5 million (2004 - $7.9 million) relating to asset retirement obligation, net of accumulated depletion.

Fairborne performed a ceiling test calculation at December 31, 2005 and December 31, 2004 to assess the recoverable value of petroleum and natural gas properties and equipment. The oil and gas future prices for the December 31, 2005 ceiling test are based on the January 1, 2006 commodity price forecast of our independent reserve evaluators. These prices have been adjusted for commodity price differentials specific to Fairborne. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Fairborne's proved reserves exceeded the carrying value of petroleum and natural gas properties and equipment at December 31, 2005.

| Year | **WTI Oil** *($U.S./bbl)* | **Foreign Exchange Rate** | **Edmonton Light Crude Oil** *($Cdn/bbl)* | **AECO Gas** *($Cdn/mmbtu)* |
|---|---|---|---|---|
| 2006 | 57.00 | 0.85 | 66.25 | 10.60 |
| 2007 | 55.00 | 0.85 | 64.00 | 9.25 |
| 2008 | 51.00 | 0.85 | 59.25 | 8.00 |
| 2009 | 48.00 | 0.85 | 55.75 | 7.50 |
| 2010 | 46.50 | 0.85 | 54.00 | 7.20 |
| 2011-2012 | 45.00 | 0.85 | 52.25 | 6.90 |
| 2013 | 46.00 | 0.85 | 53.25 | 7.05 |
| 2014 | 46.75 | 0.85 | 54.25 | 7.20 |
| 2015 | 47.75 | 0.85 | 55.50 | 7.40 |
| 2016 | 48.75 | 0.85 | 56.50 | 7.55 |
| Escalate thereafter 2.0% per year | | | | |

**5. EQUIPMENT LEASE**

The Trust repaid the outstanding equipment lease in April 2004. Prior thereto, the lease was payable in monthly installments of $29,977, including interest at 8.9%.

**6. BANK INDEBTEDNESS**

At December 31, 2005 the Trust had a $165 million extendible revolving term credit facility and a $15 million demand operating credit facility available from a syndicate of Canadian chartered banks, subject to the banks' semi-annual valuation of the Trust's petroleum and natural gas properties. The extendible revolving term facility is available on a revolving basis until May 31, 2006 (364 day facility) at which time it may be extended, at the lenders option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2007. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations.

Under the terms of the credit facilities and subordination agreements related thereto, any present or future indebtedness of the subsidiaries of the Trust, including the notes owed from Fairborne Energy Ltd. to the Trust, are subordinate to the amounts owing under the credit facilities. Under the terms of the credit facilities and subordination agreements, the Trust is restricted from making distributions when: (i) a default or event of default under the credit facilities has occurred and is continuing; and (ii) outstanding loans under the credit facilities exceeds the borrowing base set by the lenders.

7. NON-CONTROLLING INTEREST

In conjunction with the Plan of Arrangement, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. The exchangeable shares are listed on the Toronto Stock Exchange as a security separate from the trust units and represent a non-controlling interest in the financial statements of the Trust. Holders of exchangeable shares do not receive cash distributions.

The following table sets forth a reconciliation of the non-controlling interest for the year ended December 31, 2005:

| | Number of Exchangeable Shares | Amount |
|---|---|---|
| Balance, beginning of year | – | $ – |
| Issued pursuant to Plan of Arrangement (Note 10b) | 7,000 | 27,859 |
| Non-controlling interest net income | – | 5,490 |
| Converted to Trust Units | (1,388) | (5,751) |
| **Balance, end of year** | **5,612** | **$ 27,598** |

**Retraction of exchangeable shares**

The exchangeable shares can be retracted, at the option of the holder, into trust units at any time based on the exchange ratio in effect on the date of retraction. At December 31, 2005, the exchange ratio was 1:1.04902. The exchange ratio is calculated monthly and is increased, on a cumulative basis, for each distribution by an amount which assumes the reinvestment of distributions in trust units at the then prevailing market price of a trust unit. Similarly, the exchange ratio would be decreased in respect of any dividends paid on the exchangeable shares by the amount of such dividend at the then-prevailing market price of a trust unit.

The retraction price will be satisfied with trust units equal to the amount determined by multiplying the exchange ratio on the last business day prior to the conversion date by the number of exchangeable shares converted. The non-controlling interest will be reduced by the carrying value of exchangeable shares converted.

**Redemption of exchangeable shares**

If the number of exchangeable shares outstanding is less than 1.0 million, the exchangeable shares may be redeemed for trust units or an amount in cash equal to the amount determined by multiplying the exchange ratio on the last business day prior to the redemption date by the current market price of a trust unit on the last business day prior to such redemption date ("Redemption Price").

At any time all of the outstanding exchangeable shares may be redeemed at the Redemption Price and up to 40% of the exchangeable shares originally issued pursuant to the Plan of Arrangement may be redeemed annually at the Redemption Price. On June 1, 2016, subject to extension of such date by the board of directors, the outstanding exchangeable shares will be automatically redeemed on the same basis.

8. ASSET RETIREMENT OBLIGATIONS

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well site, gathering systems and processing facilities. The Trust estimated the total undiscounted amount required to settle its asset retirement obligations to be approximately $46.3 million (2004 - $44 million) which is scheduled to be incurred between 2014 and 2025. The majority of the costs are scheduled to be incurred between 2014 and 2020. A credit-adjusted risk-free interest rate of 8.5 percent and an inflation rate of 1.5 percent was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

| | 2005 | 2004 |
|---|---|---|
| Balance, beginning of year | $ 13,196 | $ 6,165 |
| Acquisitions | - | 5,769 |
| Liabilities incurred | 622 | 1,176 |
| Dispositions | (757) | (643) |
| Liabilities settled | (2,801) | (189) |
| Accretion expense | 1,126 | 918 |
| Balance, end of year | $ 11,386 | $ 13,196 |

## 9. FUTURE INCOME TAXES

The provision for income taxes in the financial statements differs from the result, which would have been obtained in applying the combined federal and provincial tax rate to the Trust's earnings before income taxes. The difference results from the following items:

| | 2005 | 2004 |
|---|---|---|
| Earnings before taxes | $ 51,417 | $ 23,325 |
| Combined federal and provincial tax rate | 37.64% | 38.62% |
| Computed "expected" income tax expense | 19,353 | 9,008 |
| Increase (decrease) in income taxes resulting from: | | |
| Non-deductible crown charges | 5,614 | 6,021 |
| Non-deductible unit based compensation | 2,101 | 337 |
| Resource allowance | (6,301) | (6,313) |
| Net Income attributable to the Trust | (13,081) | - |
| Effect of change in tax rate | (3,624) | (346) |
| Other | (2,756) | 271 |
| Future income taxes | 1,306 | 8,978 |
| Capital taxes | 1,068 | 645 |
| Total taxes | $ 2,374 | $ 9,623 |

The components of the future income tax liability at December 31, 2005 and 2004 are as follows:

| | 2005 | 2004 |
|---|---|---|
| Future income tax liabilities: | | |
| Petroleum and natural gas properties and equipment | $ 88,942 | $ 43,475 |
| Future income tax assets: | | |
| Asset retirement obligations | (3,754) | (4,519) |
| Share issue costs | (1,311) | (1,898) |
| Loss carryforwards (expire 2007 to 2015) | (32,412) | (1,198) |
| | (37,477) | (7,615) |
| Net future income tax liability | $ 51,465 | $ 35,860 |

## 10. UNITHOLDERS' CAPITAL AND SHARE CAPITAL OF FAIRBORNE ENERGY LTD.

The Trust Indenture provides that an unlimited number of trust units are authorized and may be issued.

### a) Trust Units of Fairborne Energy Trust

| | Number | Amount |
|---|---|---|
| Balance, beginning of year | - | $ - |
| Issued pursuant to Plan of Arrangement (Note 10b) | 44,979 | 179,006 |
| Issued on conversion of exchangeable shares | 1,421 | 20,016 |
| Balance, end of year | 46,400 | $ 199,022 |

During the period June 1 to December 31, 2005, 1,388,270 exchangeable shares were converted into 1,421,413 Trust Units. The market value of Trust Units issued on conversion was $20 million resulting in a reduction in non-controlling interest of $5.8 million, an increase in capital assets of $21.5 million and a future tax liability of $7.3 million.

**Redemption right**

Unitholders may redeem their trust units for cash at any time, up to a maximum value of $100,000 in any calendar month, by delivering their unit certificates to the Trustee, together with a properly completed notice regarding redemption. The redemption amount per trust unit will be the lesser of 95% of the market price of the trust units during the 10 day trading period commencing immediately after the date on which the units were tendered for redemption and the closing market price of the trust units on the principal market on which the units are quoted for trading on the day the units were tendered for redemption, or the average of the last bid and ask prices of the units on that day if there were no trades on that date. If Trust Units in excess of $100,000 are tendered for redemption in any month, the Trust may, at its sole discretion, issue Notes of the Trust or a subsidiary of the Trust instead of cash for the excess amount.

**b) Common Shares of Fairborne Energy Ltd.**

2005

| | Number of Shares | Amount |
|---|---|---|
| Balance, beginning of year | 49,202 | $ 220,151 |
| Issued for cash on exercise of options | 75 | 230 |
| Issued on cashless exercise of warrants | 1,425 | 18,267 |
| Issued on cashless exercise of options | 1,277 | 16,376 |
| Reduction in capital for disposition to Fairquest (Note 2) | - | (32,863) |
| Reduction in capital for reclassification of deficit | - | (6,832) |
| Future tax impact of flow through shares | - | (8,464) |
| Exchanged for trust units | (44,979) | (179,006) |
| Exchanged for exchangeable shares (Note 7) | (7,000) | (27,859) |
| Balance, end of year | - | $ - |

2004

| | Number of Shares | Amount |
|---|---|---|
| Balance, beginning of year | 32,328 | $ 73,040 |
| Issued for cash | 8,903 | 72,421 |
| Issued on acquisition of Case (Note 3) | 5,423 | 51,518 |
| Flow-through shares issued for cash | 1,922 | 24,669 |
| Issued on exercise of options | 626 | 1,741 |
| Share issue costs | - | (5,101) |
| Future tax benefit of issue costs | - | 1,863 |
| Balance, end of year | 49,202 | $ 220,151 |

Common shares issued during 2004 included shares issued to officers and directors of the Company as follows: 58,950 flow-through shares issued for cash; 20,000 common shares issued for cash; and 483,000 common shares issued on the exercise of stock options.

**c) Per unit amounts**

The following table summarizes the weighted average Trust units used in calculating net income per unit:

| | 2005 | 2004 |
|---|---|---|
| Basic | **47,174** | 40,293 |
| Restricted units | **294** | - |
| Performance units | **168** | - |
| Stock options | **505** | 1,715 |
| Warrants | **717** | 1,205 |
| Diluted | **48,858** | 43,213 |

Excluded from the diluted number of common shares in 2004 are 1,351,000 stock options which were out-of-the-money based on the fourth quarter 2004 average trading price (2005 - nil). Excluded from the diluted number of common shares in 2005 is the weighted average number of exchangeable shares (3,619,986) which are anti-dilutive to net income per unit.

**d) Trust incentive plans**

In conjunction with the Plan of Arrangement, the Trust established a Trust Incentive Plan (the "Plan") which includes granting of restricted trust units ("Restricted Units") and performance trust units ("Performance Units") to directors, officers, employees and consultants and other service providers to the Trust and its subsidiaries. The total number of Trust Units issuable under the Plan shall not exceed 5% of the aggregate number of issued and outstanding Trust Units including the aggregate number of Trust Units issuable upon exchange of outstanding exchangeable shares.

Restricted Units vest annually over a three-year period and, upon vesting, entitle the holder to receive the number of Trust Units designated by the Restricted Unit plus the value of accumulated distributions on the vested Restricted Units. Performance Units vest on the third anniversary of the date of grant and actual payouts will be determined based on the performance of the Trust compared to its peers. Performance factors range from zero to 2.0 times the initial Performance Unit grant. Payouts under the trust incentive plan may be in cash, Trust Units or some combination thereof at the discretion of the board of directors.

On June 6, 2005, the Board of Directors granted 497,000 Restricted Units and 291,400 Performance Units with an estimated fair value of $8.5 million. From June 1 to December 31, 2005, an additional 64,950 Restricted Units and 31,150 Performance Units were issued with an estimated fair value of $1.4 million. The estimated fair value of units granted is amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

**e) Stock options**

The following table sets forth a reconciliation of the stock option plan activity for the years ended December 31, 2005 and 2004:

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | **Number of Options** | **Weighted Average Exercise Price** | Number of Options | Weighted Average Exercise Price |
| Outstanding, beginning of year | **3,624** | **$ 5.40** | 2,861 | $ 2.90 |
| Granted | **158** | **$ 14.25** | 1,395 | $ 9.29 |
| Exercised | **(75)** | **$ 2.87** | (626) | $ 2.61 |
| Expired and cancelled | **-** | **-** | (6) | $ 10.20 |
| Settled for cash or shares | **(3,707)** | **$ 5.83** | - | $ - |
| Outstanding, end of year | **-** | **$ -** | 3,624 | $ 5.40 |
| Exercisable, end of year | **-** | **$ -** | 1,098 | $ 2.76 |

The weighted average fair value of stock options granted during 2005 was $4.50 per option (2004 - $2.44) using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4 percent (2004 - 4 percent), expected volatility of 40 percent (2004 - 20 to 30 percent) and expected life of 3 years (2004 - 3 years).

**f) Contributed Surplus**

| | 2005 | 2004 |
|---|---|---|
| Balance, beginning of year | **$ 1,094** | $ 331 |
| Options granted | **400** | 880 |
| Options exercised | **(16)** | (110) |
| Options vested under Plan of Arrangement | **3,424** | - |
| Options settled for cash and shares | **(4,902)** | - |
| Units issued under trust incentive plan | **1,759** | - |
| Trust incentive plan grants and options cancelled | **(1)** | (7) |
| Balance, end of year | **$ 1,758** | $ 1,094 |

11. FINANCIAL INSTRUMENTS

**a) Credit Risk:**

A significant portion of the Trust's accounts receivable are from joint venture partners and production marketers in the oil and gas industry and are subject to normal industry credit risks. In addition, Fairborne has an individually significant accounts receivable from Fairquest.

**b) Fair value of financial instruments:**

The carrying value of the Trust's financial instruments, other than bank indebtedness, approximate their fair value due to their short maturity. The fair value of the bank indebtedness approximates its carrying value as it bears interest at a floating rate.

**c) Forward Sales Contracts:**

The Trust has a price risk management program whereby the Trust sells forward a portion of its future production through fixed price physical sales contracts with customers.

The following crude oil fixed price physical sales contract was outstanding at December 31, 2005:

| Remaining Term | Volume | Price | Settlement Index |
|---|---|---|---|
| Jan 1,2006 - Mar 31,2006 | 500 bbls/day | US$60.00 | WTI |

The following table summarizes the natural gas fixed price physical sales contracts outstanding at December 31, 2005:

| Remaining Term | Volume *(GJ per day)* | Price *(CDN$ per GJ)* | Settlement Index |
|---|---|---|---|
| AECO Collars | | | |
| Jan 1,2006 - Mar 31,2006 | 2,000 | 8.00 - 10.15 | AECO C Daily |
| Jan 1,2006 - Mar 31,2006 | 2,000 | 8.25 – 15.65 | AECO C Daily |
| Jan 1,2006 - Mar 31,2006 | 2,000 | 8.50 - 10.13 | AECO C Daily |
| Apr 1,2006 - Oct 31,2006 | 2,000 | 7.50 – 9.05 | AECO C Daily |
| AECO Participating Swaps | | | |
| Jan 1,2006 - Mar 31,2006 | 2,000 | 8.00 Floor + 50% Partic. | AECO C Monthly |
| Jan 1,2006 - Mar 31,2006 | 1,000 | 8.05 Floor + 50% Partic. | AECO C Monthly |
| Jan 1,2006 - Mar 31,2006 | 2,000 | 8.20 Floor + 50% Partic. | AECO C Daily |
| Jan 1,2006 - Mar 31,2006 | 3,000 | 8.67 Floor + 50% Partic. | AECO C Daily |
| Jan 1,2006 - Mar 31,2006 | 2,000 | 9.43 Floor + 50% Partic. | AECO C Daily |
| Apr 1,2006 – Jun 30,2006 | 5,000 | 9.20 Floor + 50% Partic. | AECO C Monthly |
| Apr 1,2006 – Jun 30,2006 | 2,000 | 9.30 Floor + 50% Partic. | AECO C Monthly |
| Apr 1,2006 – Jun 30,2006 | 2,000 | 9.40 Floor + 50% Partic. | AECO C Monthly |
| Apr 1,2006 – Jun 30,2006 | 2,000 | 9.55 Floor + 50% Partic. | AECO C Monthly |
| Apr 1,2006 – Jun 30,2006 | 2,000 | 9.62 Floor + 50% Partic. | AECO C Monthly |
| Apr 1,2006 – Jun 30,2006 | 2,000 | 9.70 Floor + 50% Partic. | AECO C Monthly |
| Apr 1,2006 – Jun 30,2006 | 2,000 | 9.94 Floor + 50% Partic. | AECO C Monthly |
| Jul 1,2006 – Sep 30,2006 | 2,000 | 9.41 Floor + 50% Partic. | AECO C Daily |
| AECO Puts | | | |
| Jan 1,2006 - Mar 31,2006 | 1,000 | 13.00 Floor | AECO C Daily |
| Jan 1,2006 - Mar 31,2006 | 2,500 | 11.00 Floor | AECO C Daily |
| Jan 1,2006 - Mar 31,2006 | 2,000 | 12.00 Floor | AECO C Daily |
| Jan 1,2006 - Mar 31,2006 | 2,500 | 10.75 Floor | AECO C Monthly |
| Apr 1,2006 - Oct 31,2006 | 4,000 | 10.52 Floor | AECO C Daily |

## 12. COMMITMENTS

The Trust has certain lease commitments for its office premises through to June 2011. As at December 31, 2005 the payments due under these commitments are approximately $929,000 per annum.

FAIRBORNE ENERGY TRUST

3400, 450 – 1st Street SW
Calgary, Alberta T2P 5H1
Telephone [403] 290-7750
Fax [403] 290-7751

AUDITORS

**KPMG LLP**

RESERVE EVALUATORS

**Gilbert Laustsen Jung Associates Ltd.**

**Sproule Associates Ltd.**

BANK

Royal Bank of Canada
National Bank of Canada
Bank of Nova Scotia
Alberta Treasury Branch

LEGAL COUNSEL

**Burnet, Duckworth & Palmer LLP**
**McCarthy Tetrault LLP**

STOCK EXCHANGE LISTING

**The Toronto Stock Exchange**
Trading Symbol: **FEL.UN**
Exchangeable Shares: **FXL**

CORPORATE GOVERNANCE

A system of corporate governance for Fairborne has been established to provide the Board of Directors, management and unitholders of the Trust with effective governance. A more detailed discussion of corporate governance is available in the Information Circular for the Annual Meeting of Unitholders.

DIRECTORS

**Robert B. Hodgins**
Investor and Corporate Director

**Johannes J. Nieuwenburg**
Chairman
C1 Energy Ltd.

**Michael E.J. Phelps**
Chairman
Dornoch Capital Inc.

**Steven R. VanSickle**
President and CEO
Fairborne Energy Trust

**Richard A. Walls**
President and CEO
Fairquest Energy Limited

**Rodney D. Wimer**
President
Mazama Capital Partners

GENERAL INFORMATION

Unitholders and interested investors are encouraged to visit our web site:
http://www.fairbornetrust.com
Historical public documents, corporate information, latest presentation material and press releases are all available.
Filings also available at:
www.sedar.com

OFFICERS

**Steven R. VanSickle**
President
and Chief Executive Officer

**David L. Summers**
Chief Operating Officer

**Aaron G. Grandberg**
Vice President Finance
and Chief Financial Officer

**Shaun E. Alspach**
Vice President
Business Development

**David S. Cymbalisty**
Vice President
Engineering

**F. Tom Park**
Vice President
Marketing

**Gary M. Poirier**
Vice President
Production

**David E.T. Pyke**
Vice President
Land and Contracts

**James E. Young**
Vice President
Exploration


FAIRBORNE
ENERGY TRUST

3400, 450 – 1st Street SW
Calgary, Alberta T2P 5H1
Telephone [403] 290-7750
Fax [403] 290-7751



Management's Discussion and Analysis


SEC MAIL
PROCESSING
RECEIVED
APR 0 3 2006
WASH, D.C.
199
SECTION

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*The following Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, March 7, 2006. This MD&A is provided by the management of Fairborne Energy Trust ("Fairborne" or the "Trust") to review 2005 activities and results as compared to the previous year, and should be read in conjunction with the audited consolidated financial statements including notes for the year ended December 31, 2005 and 2004. Additional information relating to Fairborne, including Fairborne's annual information form, is available on SEDAR at www.sedar.com.*

**Nature of Business:** *Fairborne Energy Ltd. was incorporated as a private company and commenced active operations in June, 2002. In 2003, Fairborne Energy Ltd. became a publicly traded company. Effective June 1, 2005, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest Energy Limited ("Fairquest"), a publicly traded exploration-focused company, and Fairborne Energy Trust, an open-ended unincorporated investment trust. If the context requires, reference herein to "Fairborne" also includes a reference to Fairborne Energy Ltd. prior to the reorganization.*

*The Trust maintains its head office in Calgary and is engaged in the business of developing, acquiring and producing crude oil and natural gas in Western Canada. Fairborne follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. The Trust's mandate is to generate stable, monthly distributions while maintaining a solid production base.*

**Forward Looking Statements:** *This MD&A contains forward-looking statements. Management's assessment of future plans and operations, production estimates and expected production rates, expected levels of distributions on Trust Units and the expected payout ratio, cash available for distribution and its availability for capital expenditures and distributions, expected royalty rates, transportation costs and operating costs, whether taxes will be payable during certain periods and methods of financing capital expenditures may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, the Trust's actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect the Trust's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), on the Trust's website (www.fairbornetrust.com). Furthermore, the forward looking statements contained in this MD&A are made as at the date of this MD&A and the Trust does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.*

**Non-GAAP Terms:** *This document contains the terms "funds generated from operations", "distributable cash/cash available for distribution", "payout ratio" and "netbacks" which are non-GAAP terms. The Trust uses these measures to help evaluate its performance. The Trust considers corporate netbacks a key measure as it demonstrates its profitability relative to current commodity prices. The Trust considers funds generated from operations, distributable cash/cash available for distribution and payout ratio key measures as they demonstrate Fairborne's ability to generate funds necessary to repay debt, make distributions to Unitholders and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations, distributable cash/cash available for distribution and payout ratio may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements with funds generated from operations calculated before non-cash working capital and asset retirement expenditures. Fairborne also presents funds generated from operations per unit whereby per unit amounts are calculated using weighted average units outstanding consistent with the calculation of income per unit.*

**BOE Conversions:** *Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.*

Management's Discussion and Analysis

## HIGHLIGHTS

- 2005 marked Fairborne's third consecutive year of growth in production, funds generated from operations and net earnings.
- Production increased 38% to average 11,195 BOE per day in 2005 compared to 8,089 BOE per day in 2004.
- Production growth was achieved entirely from exploration, development and exploitation activities.
- Production additions more than offset decreases associated with the disposition to Fairquest, the Wild River payout and unexpected fourth quarter facility restrictions.
- A successful drilling program including 72 wells (43.9 net) resulted in 11 oil wells (6.0 net), 29 natural gas wells (11.1 net) and 32 coal bed methane wells (26.8 net).
- Funds generated from operations increased 89% to $125.2 million in 2005 (2004 - $66.4 million).
- Operating costs of $8.59 per BOE in the fourth quarter of 2005 were 7% less than the third quarter despite an escalating cost environment.
- Fourth quarter operating netbacks of $43.69 per BOE (third quarter 2005 - $36.52 per BOE) reflected strong commodity prices and lower operating costs.
- The trust conversion completed June 1, 2005 gave investors an opportunity to participate in an income trust, a junior oil and natural gas company or the combined future of both entities.
- The Trust generated funds from operations to support distributions of $0.11 per Unit, increasing to $0.13 per Unit beginning with the December 15, 2005 distribution.
- Expected 2006 production and funds generated from operations are anticipated, subject to commodity prices, to support consistent distributions as well as provide funds for an active development and exploitation program.

**Financial** *($ thousands, except per share amounts)*

| | 2005 | 2004 | % change |
|---|---|---|---|
| Petroleum and natural gas sales | **226,648** | 125,604 | 80 |
| Funds generated from operations | **125,243** | 66,399 | 89 |
| Per unit - basic | **$ 2.65** | $ 1.65 | 61 |
| Per unit - diluted | **$ 2.39** | $ 1.54 | 55 |
| Net income | **43,553** | 13,702 | 218 |
| Per unit - basic | **$ 0.92** | $ 0.34 | 171 |
| Per unit - diluted | **$ 0.89** | $ 0.32 | 178 |
| Exploration and development expenditures | **126,139** | 135,174 | (7) |
| Acquisitions, net of dispositions | **(44,634)** | 168,988 | n/a |
| Working capital deficit (surplus) | **(1,373)** | 20,839 | 107 |
| Bank indebtedness | **136,302** | 77,219 | 77 |

Management's Discussion and Analysis

**Operations** *(Units as noted)*

| | 2005 | 2004 | % change |
|---|---|---|---|
| Average production | | | |
| Natural gas *(Mcf per day)* | **48,099** | 31,116 | 55 |
| Crude oil *(bbls per day)* | **2,764** | 2,593 | 7 |
| Natural gas liquids *(bbls per day)* | **415** | 309 | 34 |
| Total *(BOE per day)* | **11,195** | 8,089 | 38 |
| Average sales price | | | |
| Natural gas *($ per Mcf)* | **8.84** | 6.68 | 32 |
| Crude oil *($ per bbl)* | **61.78** | 46.40 | 33 |
| Natural gas liquids *($ per bbl)* | **50.15** | 44.23 | 13 |
| Netback per BOE *($ per BOE)* | | | |
| Petroleum and natural gas sales | **55.47** | 42.46 | 31 |
| Royalties | **(11.74)** | (8.96) | 31 |
| Transportation | **(0.89)** | (0.04) | n/a |
| Operating expenses | **(8.58)** | (7.95) | 8 |
| Operating netback | **34.26** | 25.51 | 34 |

**SELECT ANNUAL INFORMATION**

| *($thousands, except per unit amounts)* | 2005 | 2004 | 2003* |
|---|---|---|---|
| Petroleum and natural gas sales | **226,648** | 125,604 | 51,159 |
| Funds generated from operations | **125,243** | 66,399 | 29,151 |
| Per unit – basic | **$ 2.65** | $1.65 | $1.16 |
| Per unit – diluted | **$ 2.39** | $1.54 | $1.10 |
| Net income | **43,553** | 13,702 | 10,322 |
| Per unit – basic | **$ 0.92** | $0.34 | $0.41 |
| Per unit – diluted | **$ 0.89** | $0.32 | $0.39 |
| Total assets | **499,920** | 434,830 | 139,925 |
| Working capital deficit (surplus), including current bank indebtedness | **(1,373)** | 98,058 | 9,371 |
| Long term financial liabilities | | | |
| Bank indebtedness | **136,302** | – | – |
| Equipment leases | **–** | – | 2,573 |
| Non-controlling interest | **27,598** | – | – |
| Asset retirement obligations | **11,386** | 13,196 | 6,165 |
| Future income taxes | **51,465** | 35,860 | 15,913 |
| Cash distributions/dividends | **37,126** | – | – |
| Unitholders' equity | **204,359** | 247,777 | 86,201 |

* *Restated due to change in accounting policy with respect to Asset Retirement Obligation*

Management's Discussion and Analysis

Fairborne Energy Ltd. was incorporated as a private company and commenced active operations in June, 2002. In 2003, Fairborne Energy Ltd. became a publicly traded company, through a merger with Pivotal Energy Ltd ("Pivotal"), and drilled 30 wells as part of a $34.5 million exploration and development program. The impact of Fairborne's first full year of operations was a 50% increase in production and a 100% increase in funds generated from operations compared to annualized 2002.

In 2004, Fairborne Energy Ltd. drilled 109 wells as part of an extensive exploration and development program which resulted in average production and funds generated from operations that were more than double the previous year. Also in 2004, Fairborne Energy Ltd. completed a significant property acquisition in West Pembina and the corporate acquisition of Case Resources Inc. Financing for acquisition, exploration and development activities was through a combination of funds generated from operations, bank debt and common share equity financings which included the issue of flow-through shares.

Effective June 1, 2005, Fairborne Energy Trust was established as part of a Plan of Arrangement involving the Trust, Fairborne Energy Ltd, Fairquest and security holders of Fairborne Energy Ltd. ("Plan of Arrangement"). Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest, a publicly traded exploration-focused company, and Fairborne Energy Trust. The trust conversion was undertaken as a method to offer all shareholders greater liquidity and flexibility to participate in an income trust, a junior oil and natural gas company or the combined future of both entities. The Trust's mandate is to utilize a balanced approach in order to achieve growth in production and funds generated from operations to support stable monthly distributions as well as the continued development of its portfolio of properties.

Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne Energy Ltd. In addition, the entities have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne's exploratory lands. The farm-in arrangements allow the Trust to participate in the development of exploration lands transferred to Fairquest without deploying additional capital.

The net result of Fairborne's balanced acquisition, exploration and development strategy has been three consecutive years of growth in production, revenue, funds generated from operations and net income. As a Trust, in 2005, Fairborne was able to generate stable distributions to unitholders as well as fund an active development program to achieve production growth without acquisition.

**QUARTERLY FINANCIAL INFORMATION**

The following is a summary of select financial information for the quarterly periods indicated:

| 2005 | Q4 | Q3 | Q2 | Q1* |
|---|---|---|---|---|
| **Financial** *($thousands, except per unit amounts)* | | | | |
| Petroleum and natural gas sales | 68,751 | 61,656 | 48,807 | 47,434 |
| Funds generated from operations | 40,783 | 35,406 | 23,760 | 25,294 |
| Per unit – basic | $ 0.89 | $ 0.78 | $ 0.47 | $ 0.51 |
| Per unit – diluted | $ 0.77 | $ 0.67 | $ 0.47 | $ 0.48 |
| Net Income | 20,444 | 15,482 | 2,719 | 4,908 |
| Per unit – basic | $ 0.43 | $ 0.34 | $ 0.05 | $ 0.10 |
| Per unit – diluted | $ 0.42 | $ 0.33 | $ 0.05 | $ 0.09 |
| Total assets | 499,920 | 458,603 | 451,849 | 480,089 |
| Working capital deficit (surplus) | (1,373) | (984) | 7,758 | 16,823 |
| Bank indebtedness | 136,302 | 128,548 | 124,580 | 106,513 |
| **Operations** | | | | |
| Average production | | | | |
| Natural gas *(Mcf per day)* | 46,886 | 49,412 | 47,077 | 49,030 |
| Crude oil *(bbls per day)* | 2,770 | 2,684 | 2,558 | 3,047 |
| Natural gas liquids *(bbls per day)* | 438 | 402 | 422 | 398 |
| Total *(BOE per day)* | 11,022 | 11,321 | 10,826 | 11,617 |

| 2004 | Q4* | Q3* | Q2* | Q1* |
|---|---|---|---|---|
| **Financial** *($thousands, except per unit amounts)* | | | | |
| Petroleum and natural gas sales | 41,976 | 35,391 | 29,787 | 18,450 |
| Funds generated from operations | 21,569 | 19,784 | 15,083 | 9,963 |
| Per unit – basic | $ 0.47 | $ 0.48 | $ 0.39 | $ 0.31 |
| Per unit – diluted | $ 0.46 | $ 0.44 | $ 0.36 | $ 0.28 |
| Net Income | 4,158 | 3,463 | 2,786 | 3,295 |
| Per unit – basic | $ 0.09 | $ 0.08 | $ 0.07 | $ 0.10 |
| Per unit – diluted | $ 0.08 | $ 0.08 | $ 0.07 | $ 0.09 |
| Total assets | 434,830 | 379,450 | 272,115 | 266,338 |
| Working capital deficit | 20,839 | 25,393 | 8,626 | 17,196 |
| Bank indebtedness | 77,219 | 69,698 | 76,159 | 73,674 |
| **Operations** | | | | |
| Average production | | | | |
| Natural gas *(Mcf per day)* | 43,480 | 32,569 | 30,410 | 17,853 |
| Crude oil *(bbls per day)* | 2,892 | 3,038 | 2,492 | 1,956 |
| Natural gas liquids *(bbls per day)* | 495 | 348 | 241 | 139 |
| Total *(BOE per day)* | 10,633 | 8,814 | 7,801 | 5,071 |

* *Amounts shown prior to the effective date of the Plan of Arrangement are in respect of Fairborne Energy Ltd. and per unit numbers are per common share*

**FOURTH QUARTER 2005 RESULTS**

Fairborne had an active fourth quarter drilling program, including 25 gross wells (14.4 net), which resulted in four oil wells (1.9 net), 9 natural gas wells (3.4 net) and 12 coal bed methane wells (9.0 net). In addition to $18 million spent on drilling and completions, the Trust spent $10 million on well equipment and facilities as part of total fourth quarter spending of $29.0 million. Three major facilities projects were undertaken in the fourth quarter, all of which will benefit the Trust's future operations by accommodating production growth and decreasing future operating costs. These projects, which accounted for over $7.0 million of the fourth quarter facility expenditures, included the construction of a major pipeline river crossing at Columbia/Harlech, the conversion of the Westerose facilities to sour specifications and the installation of increased compression at Columbia/Harlech bringing total capacity to 21 MMcf per day. The Trust also initiated a 150 $Km^2$ 3D seismic program on its Brazeau property during the fourth quarter which will be completed in 2006.

The fourth quarter capital program was financed through a combination of funds generated from operations and drawing on credit facilities. In November 2005, the revolving term credit facility was increased from $125 million to $165 million, increasing total availability under the Trust's facilities to $180 million.

The Trust added approximately 400 BOE per day of new production in excess of replacing natural declines during the fourth quarter of 2005 primarily from the Trust's Columbia/Harlech property and the coal bed methane development at Clive. However, fourth quarter production was negatively impacted by the payout of a significant well in the Wild River area and a 21 day rate restriction on the Wild River property due to repairs at a third party processing facility. As anticipated, fourth quarter 2005 production of 11,022 BOE per day was 3% below the immediately preceding third quarter.

Continued strength in commodity prices during the fourth quarter contributed to a 12% increase in revenues as well as a 15% increase in funds generated from operations compared to the preceding third quarter of 2005. Despite an escalating cost environment, the Trust reduced operating costs by 7% from the preceding quarter to $8.59 per BOE in the fourth quarter of 2005 (Q3 – $9.20 per BOE). Strong commodity prices and lower operating costs were reflected in a 20% increase in operating netbacks of $43.69 per BOE in the fourth quarter (Q3 - $36.52 per BOE)

In response to stronger prices and excess cash available for distribution, Fairborne increased distributions from $0.11 per unit to $0.13 per unit beginning with the December 15, 2005 distribution.

TRUST OPERATIONS – JUNE 1 TO DECEMBER 31, 2005

HIGHLIGHTS – FAIRBORNE ENERGY TRUST

| June 1 to December 31, | 2005 |
|---|---|
| **Operations** *(units as noted)* | |
| Production | |
| Natural gas *(Mcf per day)* | **47,896** |
| Crude oil *(bbls per day)* | **2,702** |
| Natural gas liquids *(bbls per day)* | **408** |
| Total *(BOE per day)* | **11,093** |
| Average sales price | |
| Natural gas *($ per Mcf)* | **9.92** |
| Crude oil *($ per bbl)* | **68.04** |
| Natural gas liquids *($ per bbl)* | **52.54** |
| **Financial** *($ thousands, except per unit amounts)* | |
| Petroleum and natural gas revenue | **146,649** |
| Funds generated from operations | **86,435** |
| Cash distributions declared | **37,126** |
| Per unit per month | **$0.11 to $0.13** |
| Exploration and development expenditures | **54,635** |
| Working capital deficit (surplus) at December 31, 2005 | **(1,373)** |
| Bank indebtedness at December 31, 2005 | **136,302** |

During Fairborne's first seven months of operations as a trust (June 1 to December 31, 2005), average daily production was 11,093 BOE per day, up 5% from 10,610 BOE per day for the first month of the Trust's operations (June 2005). During the seven months, Fairborne realized a natural gas price of $9.92 per Mcf with realized prices for crude oil and natural gas liquids for the seven months of $68.04 per bbl and $52.54 per bbl respectively. Strong commodity prices contributed to total revenues of $146.6 million for the seven months. Credits of $1.3 million recorded in June as an adjustment for 2004 crown royalties impacted funds generated from operations of $86.4 million ($85.2 million before crown adjustments) for the first seven months of operations.

Capital expenditures during the Trust's first seven months of operations included $1.4 million in land and lease acquisitions; $29.8 million in drilling and completions; and $21.1 million in well equipment and facility expenditures. The majority of expenditures by the Trust were focused in the Wild River, Columbia/Harlech, West Pembina/Brazeau and Clive coal bed methane properties. Expenditures were financed through a combination of bank debt and funds generated from operations after distributions to unitholders.

**Distributable Cash and Distributions**

Management monitors the Trust's distribution payout policy with respect to forecast net cash flow, debt levels and capital expenditures. Fairborne's current distribution policy targets the use of approximately 60% of cash available for distribution to Unitholders, excluding exchangeable shares which do not receive distributions. Depending upon various factors including commodity prices and capital budgets, it is expected that the remaining 40% of cash available for distribution will fund a portion of the Trust's annual capital expenditure program, including property acquisitions.

During 2005, commodity prices were exceptionally strong resulting in a much higher cash available for distribution than anticipated, and therefore, a payout ratio of only 44% of distributable cash. In response to stronger prices and excess cash available for distribution, Fairborne increased its monthly distributions from $0.11 per Unit to $0.13 per Unit commencing with the December 15, 2005 distribution.

| June 1 to December 31, *($ thousands, except per unit)* | **2005** |
|---|---|
| Funds generated from operations | **86,435** |
| Less: One-time 2004 credits on crown royalties booked in June | **(1,275)** |
| Normalized funds generated from operations | **85,160** |
| Cash withheld | **(48,034)** |
| Cash distributions declared | **37,126** |
| Cash distributions per unit per month | **$0.11 to $0.13** |
| Payout ratio (excluding exchangeable shares) | **44%** |

**Trust Conversion Accounting**

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements for 2004 and 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. The December 31, 2005 consolidated financial statements reflect the results of operations and cash flows of Fairborne Energy Ltd. and its subsidiaries prior to the Plan of Arrangement (June 1, 2005). Due to the trust conversion during 2005, certain information included in the financial statements for prior periods may not be directly comparable.

**Relationship with Fairquest Energy Limited**

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement ("TSA") which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the TSA, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. The TSA has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or on some other date as may be mutually agreed.

## 2005 FINANCIAL RESULTS

### Production

| | 2005 | 2004 | % change |
|---|---|---|---|
| Natural gas *(Mcf per day)* | **48,099** | 31,116 | 55 |
| Crude oil *(bbls per day)* | **2,764** | 2,593 | 7 |
| Natural gas liquids *(bbls per day)* | **415** | 309 | 34 |
| Total *(BOE per day)* | **11,195** | 8,089 | 38 |
| Natural gas % of production | **72%** | 64% | 13 |

Fairborne reported average production of 11,195 BOE per day in 2005, 38% higher than the 2004 average of 8,089 BOE per day. Production growth was achieved entirely from exploration, development and exploitation activities, with no acquisitions during 2005. New production brought on-stream in 2005 more than offset decreases associated with the disposition of properties to Fairquest, production declines and reduced production from the Trust's Wild River property resulting from a significant well payout and unexpected facility restrictions during the fourth quarter.

Natural gas production increased 55% in 2005 to 48.1 MMcf per day (2004 - 31.1 MMcf per day). Successful drilling and property development activities during 2005 added new production from the Trust's Peach River Arch, Columbia/Harlech, and Clive coal bed methane properties. Growth in natural gas production also included the full year impact of increased production from Rycroft and Wild River which began late in the third quarter of 2004 with the start-up of an expanded Rycroft gas processing facility and completion of a new pipeline at Wild River.

Crude oil and NGL production for 2005 averaged 3,179 bbls per day, 10% higher than 2004 average production of 2,902 bbls per day. A light oil discovery at Columbia/Harlech in early 2005 accounted for the majority of the increase in oil production compared to the prior year.

In 2006, the Trust expects first quarter production to be negatively impacted by restrictions on its Central Alberta properties due to scheduled maintenance by the major gas pipeline operator. The impact on the Trust is expected to be approximately 4,300 BOE per day for a period of 5-12 days during the first quarter. On average, Fairborne anticipates production to be approximately 11,300 to 11,500 BOE per day in 2006.

### Commodity Prices & Hedging Activities

| | 2005 | 2004 | % change |
|---|---|---|---|
| Average Prices | | | |
| Natural gas *($ per Mcf)* | **8.84** | 6.68 | 32 |
| Crude oil *($ per bbl)* | **61.78** | 46.40 | 33 |
| Natural gas liquids *($ per bbl)* | **50.15** | 44.23 | 13 |
| BOE *($ per BOE)* | **55.08** | 42.30 | 30 |
| Benchmark Prices | | | |
| AECO *(Cdn$ per Mcf)* Monthly Index | **8.48** | 6.79 | 25 |
| AECO *(Cdn$ per Mcf)* Daily Index | **8.71** | 6.53 | 33 |
| WTI –Edmonton par *(Cdn$ per bbl)* | **69.13** | 52.91 | 31 |

**Hedging – Fixed Price Physical Sales Contracts**

The Trust's risk management strategy is based on the following objectives:

- provide greater certainty and stability to distributions;
- protect unitholder return on investment;
- reduce risk exposure in budgeted annual funds flow projections; and
- help ensure transaction economics on acquisitions.

*NATURAL GAS*

During 2005, an average of 10,494 Mcf per day was hedged representing 22% of the Trust's annual natural gas production under fixed price physical contracts. Fairborne realized a natural gas price of $8.84 per Mcf for 2005 an increase of 32% compared to 2004.

The following table summarizes the outstanding fixed price physical sales contracts for natural gas, including contracts entered into after December 31, 2005:

| Month | Floor Volume *(Mcf per day)* | Average Floor Price *($ per Mcf)* | Ceiling Volume *(Mcf per day)* | Average Ceiling Price *($ per Mcf)* |
|---|---|---|---|---|
| Q1 2006 | 21,070 | 9.92 | 5,505 | 13.06 |
| Q2 2006 | 19,266 | 10.26 | 0 | 0 |
| Q3 2006 | 7,339 | 10.00 | 1,835 | 10.98 |
| Q4 2006 | 5,051 | 9.60 | 3,814 | 14.31 |
| Q1 2007 | 4,587 | 9.54 | 4,587 | 14.29 |

MCF factor = 1.09

In addition to the above fixed price contract summary, the Trust has fixed the AECO basis at $0.91US/mmbtu for the period April 1, 2007 to October 31, 2007 on a volume of 5,000 mmbtu/d.

*CRUDE OIL*

During 2005 the Trust had an average of 733 bbls per day of crude oil hedged representing 27% of the annual crude oil production under fixed price contracts. The Trust realized a price of Cdn$61.78 per bbl for 2005, 33% higher than in 2004.

The following table summarizes the outstanding fixed price physical sales contracts on crude oil, including contracts entered into after December 31, 2005:

| Month | Floor Volume *(bbls per day)* | Average Floor Price *($US/bbl)* | Ceiling Volume *(bbls per day)* | Average Ceiling Price *($US/bbl)* |
|---|---|---|---|---|
| Q1 2006 | 500 | 60.00 | 500 | 60.00 |
| Q2 2006 | 500 | 65.00 | 500 | 69.00 |
| Q3 2006 | 500 | 65.00 | 500 | 70.80 |
| Q4 2006 | 800 | 65.00 | 800 | 71.03 |

**Petroleum and Natural Gas Revenue**

| *($thousands except as noted)* | 2005 | 2004 | % change |
|---|---|---|---|
| Natural gas | **155,147** | 76,073 | 104 |
| Crude oil | **62,322** | 44,041 | 42 |
| Natural gas liquids | **7,595** | 5,007 | 52 |
| Other income | **1,584** | 483 | 228 |
| Total | **226,648** | 125,604 | 80 |
| Per BOE | **$ 55.47** | $ 42.46 | 31 |

Fairborne reported an 80% increase in revenue for 2005 to $226.6 million from $125.6 million in 2004. The substantial increase in revenue mirrored the increase in commodity prices and growth in the Trust's production base.

**Royalties**

| *($thousands except as noted)* | 2005 | 2004 | % change |
|---|---|---|---|
| Crown | **38,320** | 20,567 | 86 |
| Freehold and overriding | **9,642** | 5,959 | 62 |
| Total | **47,962** | 26,526 | 81 |
| Crown *(% of revenue)* | **16.9%** | 16.4% | 3 |
| Freehold and overriding *(% of revenue)* | **4.3%** | 4.7% | (9) |
| Total *(% of revenue)* | **21.2%** | 21.1% | – |
| Per BOE | **$ 11.74** | $ 8.96 | 31 |

Fairborne recorded $48.0 million in royalties in 2005 (2004 – $26.5 million), representing a royalty rate of 21.2% which was consistent with the preceding year. Based on anticipated production rates and commodity prices, Fairborne expects royalties to average between 21% and 23% in 2006.

**Transportation Expenses**

| | 2005 | 2004 | % change |
|---|---|---|---|
| Transportation costs *($thousands)* | **3,627** | 123 | n/a |
| Per BOE | **$ 0.89** | $ 0.04 | n/a |

The majority of transportation costs relate to transportation and fuel associated with the usage of natural gas pipelines. Transportation costs also include clean oil trucking, trucking of natural gas liquids, and certain third party fuel charges. Effective June 1, 2005, Fairborne entered into a contract for transportation of its natural gas and became directly responsible for payment of transportation costs. Prior to June 2005, Fairborne's natural gas sales contracts were all paid net of transportation, therefore the Trust did not record transportation expenses for its natural gas production in 2004 or the first five months of 2005.

In 2006, based on the Trust's expected production rates and split between oil and natural gas, the Trust expects transportation costs to be comparable on a BOE basis. Total transportation expenses are expected to increase consistent with a full year transportation costs on natural gas production.

**Operating Costs**

| *($thousands except as noted)* | 2005 | 2004 | % change |
|---|---|---|---|
| Operating costs | | | |
| Natural gas | **24,502** | 16,485 | 49 |
| Oil and NGLs | **10,533** | 6,948 | 52 |
| Total | **35,036** | 23,433 | 50 |
| Per BOE | **$ 8.58** | $ 7.95 | 8 |

A general increase in industry service costs combined with higher production levels were reflected in an increase in operating costs from $23.4 million in 2004 to $35.0 million in 2005. As operator of the majority of its properties, Fairborne works to maximize operating efficiencies to minimize operating costs. Several initiatives were undertaken during 2005 which reduced operating costs on the Trust's Wild River, Basset Lake and West Pembina properties. As a result of these initiatives, on a BOE basis, 2005 operating costs of $8.58 per BOE were only 8% higher than the prior year despite substantial cost increases in various sectors of the service industry.

In 2006, Fairborne anticipates continued escalation of industry costs which will put upward pressure on operating costs. Capital programs initiated in the fourth quarter of 2005 should mitigate some of the increases with BOE operating costs for 2006 expected in the range of $8.50 - $9.00 per BOE.

**Operating Netbacks**

| *($ per BOE)* | 2005 | 2004 | % change |
|---|---|---|---|
| Petroleum and natural gas sales | **55.08** | 42.30 | 30 |
| Other income | **0.39** | 0.16 | 144 |
| Royalty expense | **(11.74)** | (8.96) | 31 |
| Transportation expense | **(0.89)** | (0.04) | n/a |
| Operating expenses | **(8.58)** | (7.95) | 8 |
| Operating netback | **34.26** | 25.51 | 34 |

The average 31% increase in commodity prices during 2005 translated into a 34% increase in operating netbacks compared to the prior year.

**General and Administrative ("G&A") Expenses**

| *($thousands except as noted)* | 2005 | 2004 | % change |
|---|---|---|---|
| G&A expenses, net of recoveries | **5,602** | 5,946 | (6) |
| Trust Unit compensation costs | **2,158** | 873 | 147 |
| Total G&A expenses | **7,760** | 6,819 | 14 |
| G&A expenses, per BOE | **$ 1.37** | $ 2.01 | (32) |
| Compensation costs, per BOE | **$ 0.53** | $ 0.29 | 83 |

Fairborne recorded $5.6 million of cash G&A expenses, net of recoveries in 2005, representing a rate of $1.37 per BOE. In total, G&A expenses are consistent with 2005; however, on a BOE basis, G&A expenses have decreased by 32% compared to 2004, consistent with increased production. Fairborne expects future cash G&A expenses to increase as cost pressures related to the attraction and retention of staff and regulatory compliance continue to rise.

Effective June 1, 2005, Fairborne is reimbursed by Fairquest for a portion of G&A expenditures under the TSA. From June 1 to December 31, 2005, $907,000 was credited to G&A expenses as a recovery under this agreement.

Compensation expense of $2.2 million for 2005 included amortization of the fair value of Units anticipated to be issued pursuant to the Trust Unit Incentive Plan implemented in June 2005. Compensation expense also includes regular amortization for stock options of Fairborne Energy Ltd. issued prior to the Plan of Arrangement. Amortization of stock options which had not been recognized prior to the Plan of Arrangement have been included in Trust conversion costs on the consolidated statement of operations and retained earnings.

**Interest Expense**

| | 2005 | 2004 | % change |
|---|---|---|---|
| Interest expense *($thousands)* | 4,772 | 2,532 | 88 |
| Per BOE | $ 1.17 | $ 0.86 | 36 |

Interest expense of $4.8 million in 2005 (2004 - $2.5 million) reflects the increase in debt levels in the Trust from $77.2 million at December 31, 2004 to $136.3 million at December 31, 2005. An increase in borrowing rates also contributed to higher interest expense in 2005 as evidenced by the change in average prime borrowing rates from 4.05% in 2004 to 4.39% in 2005.

**Trust Conversion Costs**

In accordance with the Plan of Arrangement, all outstanding stock options of Fairborne Energy Ltd. vested. As a result, $3.4 million of remaining unamortized stock based compensation costs relating to options was charged to earnings. The Trust also incurred $3.4 million of restructuring costs, which together with stock compensation expense has been included in trust conversion costs on the consolidated statement of operations and retained earnings for the year ended December 31, 2005.

**Depletion, Depreciation and Accretion (DD&A)**

| | 2005 | 2004 | % change |
|---|---|---|---|
| Depletion, depreciation and accretion *($thousands)* | 69,312 | 42,846 | 62 |
| Per BOE | $ 16.97 | $ 14.47 | 17 |

The Trust's depletion, depreciation and accretion costs of $69.3 million in 2005 (2004 - $42.8 million) reflected an increase in DD&A rates as well as an increase in production. On a BOE basis, the DD&A rate of $16.97 per BOE in 2005 was higher than the prior year rate of $14.47 per BOE due to higher finding and development costs in 2005 which reflected increased service costs in the industry.


SEC MAIL PROCESSING
RECEIVED
APR 03 2006
WASH, D.C. 199 SECTION

**Taxes**

| *($thousands except as noted)* | **2005** | 2004 | % change |
|---|---|---|---|
| Future | **1,306** | 8,978 | (85) |
| Capital taxes | **1,068** | 645 | 66 |
| Total taxes | **2,374** | 9,623 | (75) |
| Per BOE | **$ 0.58** | $ 3.25 | (82) |

Fairborne pays provincial capital tax and federal large corporations tax in its operating entities. During 2005, Fairborne recorded a future tax provision of $1.3 million. Fairborne does not anticipate paying cash income taxes in its operating entities in 2006 as these entities have sufficient tax pools to offset taxable income. The Trust is a taxable entity under the Income Tax Act but it is taxable only on income that is not distributed or distributable to its Unitholders. The Trust does not expect to incur any cash income taxes in the future and, as such, the future tax liability on the balance sheet should be reduced in future periods.

**Non-Controlling Interest**

As a result of the Plan of Arrangement, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. The shares are exchangeable into Trust Units. The exchangeable shares are listed on the Toronto Stock Exchange (trading symbol: FXL) and trade separately from the Trust Units. They represent a non-controlling interest to the Trust. Holders of exchangeable shares do not receive cash distributions from the Trust, however, the exchange ratio is adjusted to account for distributions paid on the Trust Units. The exchangeable shares are recorded as a non-controlling interest and are allocated a pro rata share of net income as required by Canadian accounting standards.

**Net Income and Funds Generated from Operations**

| *($thousands except as noted)* | **2005** | 2004 | % change |
|---|---|---|---|
| Funds generated from operations | **125,243** | 66,399 | 89 |
| Per unit – basic | **$ 2.65** | $ 1.65 | 61 |
| Per unit – diluted | **$ 2.39** | $ 1.54 | 55 |
| Net income | **43,553** | 13,702 | 218 |
| Per unit – basic | **$ 0.92** | $ 0.34 | 171 |
| Per unit – diluted | **$ 0.89** | $ 0.32 | 178 |

Fueled by high commodity prices, funds generated from operations for 2005 increased 89% compared to 2004. Net income for 2005 was 218% higher than 2004 reflecting increased funds generated from operations as well as reduced future income taxes associated with the new tax structure.

## LIQUIDITY AND CAPITAL RESOURCES

**Capital Expenditures**

| *($thousands)* | **2005** | 2004 |
|---|---|---|
| Exploration and development | | |
| Land and lease acquisitions | **2,739** | 6,873 |
| Geological and geophysical | **633** | 7,741 |
| Drilling, completions and workovers | **64,723** | 79,731 |
| Well equipment and facilities | **52,636** | 40,394 |
| Other assets | **3,275** | - |
| Corporate assets | **2,133** | 435 |
| | **126,139** | 135,174 |
| Acquisitions, net of dispositions | **(44,634)** | 168,988 |
| Conversion of exchangeable shares | **21,526** | - |
| Total | **103,031** | 304,162 |

The majority of 2005 exploration and development expenditures of $126.1 million were focused in the Trust's Wild River, Columbia/Harlech, West Pembina/Brazeau and Clive coal bed methane properties. Exploration and development expenditures were financed through a combination of bank indebtedness and funds generated from operations after distributions to unitholders.

During 2005, the Trust spent $64.7 million on drilling and completion activities with a total of 72 wells (43.9 net) drilled resulting in 11 oil wells (6.0 net), 29 natural gas wells (11.1 net) and 32 coal bed methane wells (26.8 net).

During 2005, Fairborne also completed a minor property disposition and disposed of a portion of its interest in a gas facility on the Trust's Basset Lake property.

The disposition to Fairquest on June 1, 2005 was treated as a continuity of interests with the petroleum and natural gas assets recorded as a disposition at their carrying value of $41.7 million in the second quarter of 2005. The conversion of exchangeable shares since June 1, 2005 has been recorded as a $21.5 million acquisition of petroleum and natural gas assets based on the market value of Trust Units issued on conversion and the carrying value of the non-controlling interest.

In 2006, the Trust expects to drill 94 wells (53.0 net) as part of a $64 million capital program. Based on expected commodity prices and production levels, the Trust plans to finance its 2006 capital program through a combination of bank debt and funds generated from operations, after distributions to unitholders.

**Working Capital and Bank Indebtedness**

At December 31, 2005, the Trust had net debt of $134.9 million which included $136.3 million in bank indebtedness offset by working capital of $1.4 million. In conjunction with the Plan of Arrangement, Fairborne entered into new credit facilities. At December 31, 2005 the Trust had a $165 million extendible revolving term credit facility and a $15 million demand operating credit facility for a total available facility of $180 million.

The extendible revolving term facility is available on a revolving basis until May 31, 2006 (364 day facility) at which time it may be extended, at the lenders' option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2007. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations. The facility is subject to a semi-annual valuation of the Trust's petroleum and natural gas assets.

Under the terms of the credit facilities and subordination agreements related thereto, any present or future indebtedness of the subsidiaries of the Trust, including the notes owed from Fairborne Energy Ltd. to the Trust, are subordinate to the amounts owing under the credit facilities. Under the terms of the credit facilities and subordination agreements, the Trust is restricted from making distributions when: (i) a default or event of default under the credit facilities has occurred and is continuing; and (ii) outstanding loans under the credit facilities exceeds the borrowing base set by the lenders. The Trust does not anticipate that the foregoing will restrict distributions to Unitholders.

**Unitholders' Equity**

The Trust is authorized to issue an unlimited number of Trust units. Pursuant to the Plan of Arrangement effective June 1, 2005, former shareholders of Fairborne Energy Ltd. were issued in aggregate approximately 45 million Trust units and 7 million exchangeable shares.

From June 1, 2005 to December 31, 2005, 1,388,270 exchangeable shares have been converted into 1,421,413 Trust Units. The exchange ratio is calculated monthly and is increased, on a cumulative basis, for each distribution by an amount which assumes the reinvestment of distributions in trust units at the then prevailing market price of a trust unit. At December 31, 2005, the exchange ratio was 1 exchangeable share to 1.04902 Trust Units.

On June 6, 2005, the Board of Directors granted 497,000 Restricted Units and 291,400 Performance Units pursuant to its Trust Unit Incentive Plan. During the remainder of 2005, an additional 64,950 Restricted Units and 31,150 Performance Units were issued, with 2,300 Restricted Units cancelled. The total estimated fair value of units granted of $10 million will be amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

As of February 28, 2006, the Trust had 46,511,484 Trust Units, and 5,506,860 exchangeable shares outstanding which, as at February 28, 2006, were exchangeable into 5,869,542 Trust Units (subject to adjustment for subsequent distributions on the Trust Units). In addition, as at February 28, 2006, the Trust had 564,950 Restricted Units and 322,550 Performance Units outstanding. The maximum number of Trust Units that could be issued pursuant to such Restricted Units and Performance Units is 564,950 Trust Units and 645,100 Trust Units respectively, subject to the provisions of the Trust Unit Incentive Plan (including vesting requirements and, in the case of the Performance Units, certain performance factors).

**CONTRACTUAL OBLIGATIONS & COMMITMENTS**

Fairborne has certain lease commitments for its office premises through to June 2011. As at December 31, 2005, the payments due under these leases is approximately $929,000 per year.

**OFF-BALANCE-SHEET ARRANGEMENTS**

Fairborne has no off-balance-sheet arrangements other than operating leases described under contractual obligations and commitments.

**BUSINESS ENVIRONMENT AND RISK**

The business risks the Trust is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – all of these govern the businesses and influence the controls and management at the Trust. Fairborne manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Trust;
- operating properties in order to maximize opportunities;
- employing risk management instruments to minimize exposure to volatility of commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

CRITICAL ACCOUNTING ESTIMATES

**Depletion, depreciation and accretion expense**

The Trust uses the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, including future development costs, net of certain costs related to unproved properties is subject to amortization as depletion, depreciation and accretion expense. Depletion, depreciation and accretion expense is calculated using the unit-of-production method based on estimated proved reserves.

The costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

**Full cost accounting ceiling test**

The carrying value of petroleum and natural gas properties and equipment is reviewed at least annually for impairment. Any impairment would be included as additional depletion and depreciation in the period which it occurred. The carrying value is based on estimates of proved reserves, production rates, commodity prices, future capital costs, royalty rates and other assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

**Asset Retirement Obligation ("ARO")**

The Trust estimates the fair value of ARO in the period in which it is incurred and records an ARO liability with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on estimated proved reserves. The liability amount is increased each reporting period due to the passage of time based on an estimated risk-free interest rate, and the amount of accretion is expensed to income in the period.

**Income Taxes**

The Trust follows the liability method of accounting for income taxes. The determination of the Trust's income and other tax liabilities requires interpretation of laws and regulations, which are revised periodically. All tax filings are subject to audit and could be reassessed after a considerable period of time. Future tax assets and liabilities are booked at substantively enacted future income tax rates which include changes over a period of time. The rate used by the Trust is based on estimated future net revenues, estimated future depletion rates and other assumptions. Accordingly, the actual income tax liability may differ significantly from the amounts estimated and can impact the current and future income tax expense recorded in future periods.

## MANAGEMENT'S EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Trust is accumulated and communicated to the Trust's management as appropriate to allow timely decisions regarding required disclosure. Fairborne Energy Ltd's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the annual filings, that the Trust's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Trust, including its consolidated subsidiaries, is made known to them by others within those entities. It should be noted that while Fairborne Energy Limited's Chief Executive Officer and Chief Financial Officer believe that the Trust's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

## AUDITORS' REPORT

**To the Unitholders of Fairborne Energy Trust**

We have audited the consolidated balance sheets of Fairborne Energy Trust as at December 31, 2005 and 2004 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Calgary, Canada
March 7, 2006

Consolidated Financial Statements

**CONSOLIDATED BALANCE SHEETS**

*As at December 31,*

| *($thousands)* | 2005 | 2004 |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | $ 217 | $ 241 |
| Accounts receivable | 67,055 | 36,608 |
| Prepaid expenses and deposits | 2,911 | 3,090 |
| | 70,183 | 39,939 |
| Capital assets *(Note 4)* | 413,567 | 378,721 |
| Goodwill | 16,170 | 16,170 |
| | $ 499,920 | $ 434,830 |
| **Liabilities** | | |
| Current liabilities | | |
| Accounts payable and accrued liabilities | $ 62,778 | $ 60,778 |
| Distributions payable | 6,032 | – |
| Bank indebtedness *(Note 6)* | – | 77,219 |
| | 68,810 | 137,997 |
| Bank indebtedness *(Note 6)* | 136,302 | – |
| Non-controlling interest *(Note 7)* | 27,598 | – |
| Asset retirement obligation *(Note 8)* | 11,386 | 13,196 |
| Future income taxes *(Note 9)* | 51,465 | 35,860 |
| Unitholders' Equity | | |
| Unitholders' capital *(Note 10)* | 199,022 | 220,151 |
| Contributed surplus *(Note 10)* | 1,758 | 1,094 |
| Retained earnings | 3,579 | 26,532 |
| | 204,359 | 247,777 |
| Commitments *(Note 12)* | | |
| | $ 499,920 | $ 434,830 |

*See accompanying notes to the consolidated financial statements*

Approved on behalf of the Board:





*ROBERT B. HODGINS*
Director

*RICHARD A. WALLS*
Director

Consolidated Financial Statements

**CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS**

*For the years ended December 31,*

| *($thousands except per unit amounts)* | 2005 | 2004 |
|---|---|---|
| **Revenue** | | |
| Petroleum and natural gas | $ 226,648 | $ 125,604 |
| Royalties | (47,962) | (26,526) |
| Transportation | (3,627) | (123) |
| | 175,059 | 98,955 |
| **Expenses** | | |
| Operating | 35,036 | 23,433 |
| General and administrative | 7,760 | 6,819 |
| Interest | 4,772 | 2,532 |
| Trust conversion costs *(Note 2)* | 6,762 | - |
| Depletion, depreciation and accretion | 69,312 | 42,846 |
| | 123,642 | 75,630 |
| **Income before taxes** | 51,417 | 23,325 |
| Taxes *(Note 9)* | | |
| Future | 1,306 | 8,978 |
| Capital | 1,068 | 645 |
| | 2,374 | 9,623 |
| **Net income before non-controlling interest** | 49,043 | 13,702 |
| Non-controlling interest *(Note 7)* | 5,490 | - |
| **Net income** | 43,553 | 13,702 |
| Retained earnings, beginning of year | 26,532 | 12,830 |
| Plan of Arrangement *(Note 2)* | (36,212) | - |
| Reclassification of deficit pursuant to Plan of Arrangement | 6,832 | - |
| Distributions | (37,126) | - |
| **Retained earnings, end of period** | $ 3,579 | $ 26,532 |
| **Net income per unit** *(Note 10)* | | |
| Basic | $ 0.92 | $ 0.34 |
| Diluted | $ 0.89 | $ 0.32 |

*See accompanying notes to the consolidated financial statements.*

Consolidated Financial Statements

**CONSOLIDATED STATEMENTS OF CASH FLOWS**

*For the years ended December 31,*

| *($thousands)* | 2005 | 2004 |
|---|---|---|
| **Cash provided by (used in):** | | |
| **Operating activities** | | |
| Net income | $ 43,553 | $ 13,702 |
| Items not involving cash: | | |
| Depletion, depreciation and accretion | 69,312 | 42,846 |
| Compensation expense | 2,158 | 873 |
| Trust conversion costs | 3,424 | - |
| Future income taxes | 1,306 | 8,978 |
| Non-controlling interest | 5,490 | - |
| Asset retirement expenditures | (2,801) | (189) |
| | 122,442 | 66,210 |
| Change in non-cash working capital | (13,562) | (14,807) |
| | 108,880 | 51,403 |
| **Financing activities** | | |
| Issuance of common shares, net of costs | 214 | 93,620 |
| Buy-out of stock options *(Note 2)* | (9,805) | - |
| Distributions to unitholders | (31,094) | - |
| Equipment lease payments *(Note 5)* | - | (2,573) |
| Bank indebtedness | 59,083 | 56,762 |
| | 18,398 | 147,809 |
| **Investing activities** | | |
| Capital expenditures | (126,139) | (135,174) |
| Disposition of petroleum and natural gas properties | 13,543 | 10,668 |
| Acquisition of petroleum and natural gas properties *(Note 3)* | - | (111,535) |
| Corporate acquisition costs *(Note 3)* | - | (400) |
| Change in non-cash working capital | (14,706) | 31,318 |
| | (127,302) | (205,123) |
| Change in cash and cash equivalents | (24) | (5,911) |
| Cash and cash equivalents, beginning of year | 241 | 6,152 |
| **Cash and cash equivalents, end of year** | $ 217 | $ 241 |
| Cash interest paid | $ 4,788 | $ 2,532 |
| Capital taxes paid | $ 1,416 | $ 160 |

*See accompanying notes to the consolidated financial statements*

## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

*For the Years Ended December 31, 2005 and 2004*

*(tabular amounts are stated in thousands and thousands of dollars except per unit amounts)*

### NATURE OF OPERATIONS:

Fairborne Energy Trust (the "Trust" or "Fairborne") is an open-end, unincorporated investment trust governed by the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement entered into by Fairborne Energy Ltd., Fairborne Energy Trust, Fairquest Energy Limited ("Fairquest") and security holders of Fairborne Energy Ltd. (the "Plan of Arrangement") that became effective June 1, 2005.

Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest, a publicly traded exploration-focused company, and Fairborne Energy Trust. Shareholders of Fairborne Energy Ltd. received one trust unit of the Trust or one exchangeable share of a subsidiary of the Trust and 0.333 of a common share of Fairquest for each common share of Fairborne Energy Ltd.

The purpose of the Trust is to indirectly explore for, develop and hold interests in petroleum and natural gas properties, through investments in securities of subsidiaries. The business of the Trust is carried on by Fairborne Energy Ltd. and its subsidiaries and partnerships. The Trust owns, directly and indirectly, 100% of the common shares, (excluding the exchangeable shares – see note 7) of Fairborne Energy Ltd. The activities of Fairborne Energy Ltd. are financed through interest bearing notes from the Trust and third party debt as described in the notes to the consolidated financial statements.

The Trust will make distributions to the Unitholders in amounts equal to the net income of the Trust earned from interest income on the notes and from any dividends paid on the common shares of Fairborne Energy Ltd., less any expenses of the Trust.

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements for 2005 and 2004 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. Due to the conversion to a trust, certain information included in the financial statements for prior periods may not be directly comparable. For purposes of the consolidated financial statements, the share capital of Fairborne Energy Ltd. is reported under Unitholders' Equity (Note 10).

### 1. SIGNIFICANT ACCOUNTING POLICIES

**a) Basis of presentation**

The consolidated financial statements of the Trust have been prepared by management in accordance with generally accepted accounting principles in Canada and they include the accounts of the Trust and its wholly owned subsidiaries. All inter-company transactions have been eliminated.

**b) Petroleum and natural gas operations**

The Trust follows the full cost method of accounting for petroleum and natural gas properties and facilities whereby all costs associated with the exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, lease rental costs on non-producing properties, costs of both productive and unproductive drilling and production equipment. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the depletion rate of 20% or more.

The accumulated costs, less the costs of unproved properties, are depleted and depreciated using the unit-of-production method based on total proved reserves before royalties as determined by independent evaluators. Natural gas reserves and production are converted into equivalent barrels of oil based upon the estimated relative energy content.

The costs of acquiring and evaluating unproved properties, are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

The Trust places a limit on the carrying value of petroleum and natural gas properties and equipment, which may be depleted against revenues of future periods (the "ceiling test"). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

Repairs and maintenance are expensed as operating costs as incurred.

**c) Asset retirement obligations ("ARO")**

The Trust recognizes the fair value of ARO in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

**d) Interest in joint ventures**

Substantially all of the Trust's oil and gas exploration and development activities are conducted jointly with others and, accordingly, the financial statements reflect only the Trust's proportionate interest in such activities.

**e) Goodwill**

The Trust records goodwill relating to acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities acquired. Goodwill is assessed for impairment annually at year-end or if events occur that could result in an impairment. Impairment is recognized if the estimated fair value of the Trust is less than the book value of the Trust. If the fair value of the Trust is less than the book value, impairment is measured by allocating the fair value to the identifiable assets and liabilities as if the Trust had been acquired for a purchase price equal to its fair value. The excess of the fair value of the Trust over the amounts assigned to the assets and liabilities is the fair value of the goodwill. Any excess of the book value of goodwill over this implied fair value of goodwill is the impairment amount. Impairment is charged to income in the period in which it occurs.

**f) Risk management**

Financial instruments may be utilized by the Trust to manage its exposure to commodity price fluctuations and foreign currency exposures. The Trust's practice is not to utilize financial instruments for trading or speculative purposes.

The Trust formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Trust also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

Foreign exchange gains and losses on foreign currency exchange swaps used to hedge US dollar denominated commodity contracts are recognized in income as a component of oil and gas sales during the same period as the corresponding hedged position.

The Trust may use forwards, futures and swap contracts to manage its exposure to commodity price fluctuations. The net receipts or payments arising from these contracts are recognized in income as a component of oil and gas sales during the same period as the corresponding hedged position.

**g) Unit-based compensation**

The Trust has a Trust Incentive plan, which is described in Note 10. Compensation expense associated with the unit based compensation plan is recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. Compensation expense is based on the fair value of the unit based compensation at the date of the grant.

The amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in unitholders' capital when unit based compensation plans are exercised.

**h) Income taxes**

The Trust is a taxable trust under the Canadian Income Tax Act. As income taxes are the responsibility of the individual unitholders and the Trust distributes all of its taxable income to its unitholders, no provision has been made for income taxes by the Trust in these financial statements.

Subsidiary corporations of the Trust and their associated partnerships use the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

**i) Flow-through shares**

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. A future tax liability is recognized upon the renunciation of tax pools and unitholders' capital is reduced by a corresponding amount.

**j) Corporate assets**

Corporate assets are stated at cost. Depreciation is provided on a declining balance basis at a rate of 20%.

**k) Cash and cash equivalents**

The Trust considers cash and short term deposits with original maturities of three months or less as cash and cash equivalents.

**l) Measurement uncertainty**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenue and expenses for the period then ended. Actual results could differ from those estimates.

The amounts recorded for depletion, depreciation and accretion and the provision for asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved and probable reserves, production rates, petroleum and natural gas prices, future costs and relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

**m) Per unit information**

Basic per unit amounts are calculated using the weighted average number of units outstanding during the year. Diluted per unit amounts are calculated based on units that would be issued under Trust incentive plans and on the conversion of outstanding exchangeable shares at the end of the period.

**n) Revenue recognition**

Revenue from the sale of oil and natural gas is recognized when the product is delivered. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

**o) Comparative numbers**

Certain of the comparative numbers have been restated to conform to the current year presentation.

**2. PLAN OF ARRANGEMENT**

Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. transferred to Fairquest certain producing petroleum and natural gas properties, undeveloped lands and a portion of its bank debt. At the time of the transaction, Fairborne and Fairquest were related parties, therefore, the assets and liabilities transferred to Fairquest were accounted for at their carrying values as follows:

| | |
|---|---|
| Petroleum and natural gas properties and equipment | $ 41,712 |
| Future income tax asset | 1,908 |
| Cash received on transfer | (10,000) |
| Asset retirement obligations | (757) |
| Net assets transferred and reduction in share capital | $ 32,863 |

In accordance with the Plan of Arrangement, all outstanding stock options of Fairborne Energy Ltd. vested. As a result, the remaining unamortized stock based compensation costs of $3.4 million was charged to earnings. The Trust also incurred $3.4 million of restructuring costs, which together with stock compensation expense has been included in trust conversion costs on the consolidated statement of operations.

Fairborne Energy Ltd. amended its stock option and warrant agreements to permit options and warrants to be exercised on a cashless basis and, in the case of the options, to allow the holder thereof on exercise to receive the intrinsic value payable in cash. As a result, Fairborne Energy Ltd. issued 2,702,292 common shares valued at $34.6 million and paid $9.8 million in cash in settlement of outstanding options and warrants and recorded a reduction in retained earnings as follows:

| | |
|---|---|
| Settlement of outstanding options and warrants for common shares | $ 34,643 |
| Settlement of outstanding options for cash | 9,805 |
| Contributed surplus related to outstanding options | (4,902) |
| Future tax benefit of cash settlement | (3,334) |
| Plan of arrangement costs and reduction in retained earnings | $ 36,212 |

**Relationship with Fairquest Energy Limited**

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. For the period June 1 to December 31, 2005 the technical services fee was $907,000. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or on some other date as may be mutually agreed.

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands. As at December 31, 2005, accounts receivable included $12.4 million due from Fairquest.

3. ACQUISITIONS

On July 27, 2004 the Trust acquired all of the outstanding shares of Case Resources Inc. ("Case") pursuant to an Arrangement Agreement dated June 25, 2004 between Case and Fairborne. Case was a publicly traded oil and gas company with properties located in western Canada. As consideration for the transaction, Case shareholders received 0.0909 of a Fairborne common share for each Case common share held. Fairborne issued 5.4 million shares to acquire Case at a deemed value of $51.5 million, based on the trading price of Fairborne shares on or about the date the transaction was announced. The results of operations for Case have been included in Fairborne's financial statements beginning July 27, 2004. Details of the acquisition are as follows:

Notes to the Consolidated Financial Statements

| | |
|---|---|
| **Cost of Acquisition:** | |
| Shares | $ 51,518 |
| Transaction costs | 400 |
| | $ 51,918 |
| **Allocated:** | |
| Current assets | $ 1,443 |
| Petroleum and natural gas properties and equipment | 68,121 |
| Goodwill (no tax base) | 9,810 |
| Current liabilities | (1,003) |
| Bank debt | (12,516) |
| Asset retirement obligations | (1,105) |
| Future income taxes | (12,832) |
| | $ 51,918 |

On March 31, 2004, the Trust acquired certain petroleum and natural gas assets located in the West Pembina area of West Central Alberta. The acquisition has been accounted for by the purchase method. The results of operations from the assets acquired have been included in Fairborne's financial statements beginning March 31, 2004. Details of the acquisition are as follows:

| | |
|---|---|
| **Cost of acquisition:** | |
| Cash | $ 71,907 |
| Cash from private placement of common shares | 38,859 |
| Transaction costs | 474 |
| | $ 111,240 |
| **Allocated:** | |
| Petroleum and natural gas properties and equipment | $ 115,904 |
| Asset retirement obligations | (4,664) |
| | $ 111,240 |

4. CAPITAL ASSETS

| | 2005 | 2004 |
|---|---|---|
| Petroleum and natural gas properties and equipment | **$ 534,449** | $ 436,826 |
| Corporate assets | **3,099** | 1,032 |
| Other assets | **3,275** | - |
| | **540,823** | 437,858 |
| Accumulated depletion and depreciation | **(127,256)** | (59,137) |
| | **$ 413,567** | $ 378,721 |

As at December 31, 2005, costs of acquiring unproved properties in the amount of $22.5 million (2004 - $31.2 million) were excluded from the depletion calculation. Included in the Trust's petroleum and natural gas properties and equipment balance is $6.5 million (2004 - $7.9 million) relating to asset retirement obligation, net of accumulated depletion.

Fairborne performed a ceiling test calculation at December 31, 2005 and December 31, 2004 to assess the recoverable value of petroleum and natural gas properties and equipment. The oil and gas future prices for the December 31, 2005 ceiling test are based on the January 1, 2006 commodity price forecast of our independent reserve evaluators. These prices have been adjusted for commodity price differentials specific to Fairborne. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Fairborne's proved reserves exceeded the carrying value of petroleum and natural gas properties and equipment at December 31, 2005.

| Year | **WTI Oil** *($U.S./bbl)* | **Foreign Exchange Rate** | **Edmonton Light Crude Oil** *($Cdn/bbl)* | **AECO Gas** *($Cdn/mmbtu)* |
|---|---|---|---|---|
| 2006 | 57.00 | 0.85 | 66.25 | 10.60 |
| 2007 | 55.00 | 0.85 | 64.00 | 9.25 |
| 2008 | 51.00 | 0.85 | 59.25 | 8.00 |
| 2009 | 48.00 | 0.85 | 55.75 | 7.50 |
| 2010 | 46.50 | 0.85 | 54.00 | 7.20 |
| 2011-2012 | 45.00 | 0.85 | 52.25 | 6.90 |
| 2013 | 46.00 | 0.85 | 53.25 | 7.05 |
| 2014 | 46.75 | 0.85 | 54.25 | 7.20 |
| 2015 | 47.75 | 0.85 | 55.50 | 7.40 |
| 2016 | 48.75 | 0.85 | 56.50 | 7.55 |
| Escalate thereafter 2.0% per year | | | | |

**5. EQUIPMENT LEASE**

The Trust repaid the outstanding equipment lease in April 2004. Prior thereto, the lease was payable in monthly installments of $29,977, including interest at 8.9%.

**6. BANK INDEBTEDNESS**

At December 31, 2005 the Trust had a $165 million extendible revolving term credit facility and a $15 million demand operating credit facility available from a syndicate of Canadian chartered banks, subject to the banks' semi-annual valuation of the Trust's petroleum and natural gas properties. The extendible revolving term facility is available on a revolving basis until May 31, 2006 (364 day facility) at which time it may be extended, at the lenders option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2007. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations.

Under the terms of the credit facilities and subordination agreements related thereto, any present or future indebtedness of the subsidiaries of the Trust, including the notes owed from Fairborne Energy Ltd. to the Trust, are subordinate to the amounts owing under the credit facilities. Under the terms of the credit facilities and subordination agreements, the Trust is restricted from making distributions when: (i) a default or event of default under the credit facilities has occurred and is continuing; and (ii) outstanding loans under the credit facilities exceeds the borrowing base set by the lenders.

7. NON-CONTROLLING INTEREST

In conjunction with the Plan of Arrangement, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. The exchangeable shares are listed on the Toronto Stock Exchange as a security separate from the trust units and represent a non-controlling interest in the financial statements of the Trust. Holders of exchangeable shares do not receive cash distributions.

The following table sets forth a reconciliation of the non-controlling interest for the year ended December 31, 2005:

| | Number of Exchangeable Shares | Amount |
|---|---|---|
| Balance, beginning of year | – | $ – |
| Issued pursuant to Plan of Arrangement (Note 10b) | 7,000 | 27,859 |
| Non-controlling interest net income | – | 5,490 |
| Converted to Trust Units | (1,388) | (5,751) |
| **Balance, end of year** | **5,612** | **$ 27,598** |

**Retraction of exchangeable shares**

The exchangeable shares can be retracted, at the option of the holder, into trust units at any time based on the exchange ratio in effect on the date of retraction. At December 31, 2005, the exchange ratio was 1:1.04902. The exchange ratio is calculated monthly and is increased, on a cumulative basis, for each distribution by an amount which assumes the reinvestment of distributions in trust units at the then prevailing market price of a trust unit. Similarly, the exchange ratio would be decreased in respect of any dividends paid on the exchangeable shares by the amount of such dividend at the then-prevailing market price of a trust unit.

The retraction price will be satisfied with trust units equal to the amount determined by multiplying the exchange ratio on the last business day prior to the conversion date by the number of exchangeable shares converted. The non-controlling interest will be reduced by the carrying value of exchangeable shares converted.

**Redemption of exchangeable shares**

If the number of exchangeable shares outstanding is less than 1.0 million, the exchangeable shares may be redeemed for trust units or an amount in cash equal to the amount determined by multiplying the exchange ratio on the last business day prior to the redemption date by the current market price of a trust unit on the last business day prior to such redemption date ("Redemption Price").

At any time all of the outstanding exchangeable shares may be redeemed at the Redemption Price and up to 40% of the exchangeable shares originally issued pursuant to the Plan of Arrangement may be redeemed annually at the Redemption Price. On June 1, 2016, subject to extension of such date by the board of directors, the outstanding exchangeable shares will be automatically redeemed on the same basis.

**8. ASSET RETIREMENT OBLIGATIONS**

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well site, gathering systems and processing facilities. The Trust estimated the total undiscounted amount required to settle its asset retirement obligations to be approximately $46.3 million (2004 - $44 million) which is scheduled to be incurred between 2014 and 2025. The majority of the costs are scheduled to be incurred between 2014 and 2020. A credit-adjusted risk-free interest rate of 8.5 percent and an inflation rate of 1.5 percent was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

| | 2005 | 2004 |
|---|---|---|
| Balance, beginning of year | $ 13,196 | $ 6,165 |
| Acquisitions | - | 5,769 |
| Liabilities incurred | 622 | 1,176 |
| Dispositions | (757) | (643) |
| Liabilities settled | (2,801) | (189) |
| Accretion expense | 1,126 | 918 |
| Balance, end of year | $ 11,386 | $ 13,196 |

## 9. FUTURE INCOME TAXES

The provision for income taxes in the financial statements differs from the result, which would have been obtained in applying the combined federal and provincial tax rate to the Trust's earnings before income taxes. The difference results from the following items:

| | 2005 | 2004 |
|---|---|---|
| Earnings before taxes | **$ 51,417** | $ 23,325 |
| Combined federal and provincial tax rate | **37.64%** | 38.62% |
| Computed "expected" income tax expense | **19,353** | 9,008 |
| Increase (decrease) in income taxes resulting from: | | |
| Non-deductible crown charges | **5,614** | 6,021 |
| Non-deductible unit based compensation | **2,101** | 337 |
| Resource allowance | **(6,301)** | (6,313) |
| Net Income attributable to the Trust | **(13,081)** | - |
| Effect of change in tax rate | **(3,624)** | (346) |
| Other | **(2,756)** | 271 |
| Future income taxes | **1,306** | 8,978 |
| Capital taxes | **1,068** | 645 |
| Total taxes | **$ 2,374** | $ 9,623 |

The components of the future income tax liability at December 31, 2005 and 2004 are as follows:

| | 2005 | 2004 |
|---|---|---|
| Future income tax liabilities: | | |
| Petroleum and natural gas properties and equipment | **$ 88,942** | $ 43,475 |
| Future income tax assets: | | |
| Asset retirement obligations | **(3,754)** | (4,519) |
| Share issue costs | **(1,311)** | (1,898) |
| Loss carryforwards (expire 2007 to 2015) | **(32,412)** | (1,198) |
| | **(37,477)** | (7,615) |
| Net future income tax liability | **$ 51,465** | $ 35,860 |

## 10. UNITHOLDERS' CAPITAL AND SHARE CAPITAL OF FAIRBORNE ENERGY LTD.

The Trust Indenture provides that an unlimited number of trust units are authorized and may be issued.

### a) Trust Units of Fairborne Energy Trust

| | Number | Amount |
|---|---|---|
| Balance, beginning of year | - | $ - |
| Issued pursuant to Plan of Arrangement (Note 10b) | 44,979 | 179,006 |
| Issued on conversion of exchangeable shares | 1,421 | 20,016 |
| Balance, end of year | 46,400 | $ 199,022 |

During the period June 1 to December 31, 2005, 1,388,270 exchangeable shares were converted into 1,421,413 Trust Units. The market value of Trust Units issued on conversion was $20 million resulting in a reduction in non-controlling interest of $5.8 million, an increase in capital assets of $21.5 million and a future tax liability of $7.3 million.

**Redemption right**

Unitholders may redeem their trust units for cash at any time, up to a maximum value of $100,000 in any calendar month, by delivering their unit certificates to the Trustee, together with a properly completed notice regarding redemption. The redemption amount per trust unit will be the lesser of 95% of the market price of the trust units during the 10 day trading period commencing immediately after the date on which the units were tendered for redemption and the closing market price of the trust units on the principal market on which the units are quoted for trading on the day the units were tendered for redemption, or the average of the last bid and ask prices of the units on that day if there were no trades on that date. If Trust Units in excess of $100,000 are tendered for redemption in any month, the Trust may, at its sole discretion, issue Notes of the Trust or a subsidiary of the Trust instead of cash for the excess amount.

**b) Common Shares of Fairborne Energy Ltd.**

2005

| | Number of Shares | Amount |
|---|---|---|
| Balance, beginning of year | 49,202 | $ 220,151 |
| Issued for cash on exercise of options | 75 | 230 |
| Issued on cashless exercise of warrants | 1,425 | 18,267 |
| Issued on cashless exercise of options | 1,277 | 16,376 |
| Reduction in capital for disposition to Fairquest (Note 2) | - | (32,863) |
| Reduction in capital for reclassification of deficit | - | (6,832) |
| Future tax impact of flow through shares | - | (8,464) |
| Exchanged for trust units | (44,979) | (179,006) |
| Exchanged for exchangeable shares (Note 7) | (7,000) | (27,859) |
| Balance, end of year | - | $ - |

2004

| | Number of Shares | Amount |
|---|---|---|
| Balance, beginning of year | 32,328 | $ 73,040 |
| Issued for cash | 8,903 | 72,421 |
| Issued on acquisition of Case (Note 3) | 5,423 | 51,518 |
| Flow-through shares issued for cash | 1,922 | 24,669 |
| Issued on exercise of options | 626 | 1,741 |
| Share issue costs | - | (5,101) |
| Future tax benefit of issue costs | - | 1,863 |
| Balance, end of year | 49,202 | $ 220,151 |

Common shares issued during 2004 included shares issued to officers and directors of the Company as follows: 58,950 flow-through shares issued for cash; 20,000 common shares issued for cash; and 483,000 common shares issued on the exercise of stock options.

**c) Per unit amounts**

The following table summarizes the weighted average Trust units used in calculating net income per unit:

| | 2005 | 2004 |
|---|---|---|
| Basic | **47,174** | 40,293 |
| Restricted units | **294** | - |
| Performance units | **168** | - |
| Stock options | **505** | 1,715 |
| Warrants | **717** | 1,205 |
| Diluted | **48,858** | 43,213 |

Excluded from the diluted number of common shares in 2004 are 1,351,000 stock options which were out-of-the-money based on the fourth quarter 2004 average trading price (2005 - nil). Excluded from the diluted number of common shares in 2005 is the weighted average number of exchangeable shares (3,619,986) which are anti-dilutive to net income per unit.

**d) Trust incentive plans**

In conjunction with the Plan of Arrangement, the Trust established a Trust Incentive Plan (the "Plan") which includes granting of restricted trust units ("Restricted Units") and performance trust units ("Performance Units") to directors, officers, employees and consultants and other service providers to the Trust and its subsidiaries. The total number of Trust Units issuable under the Plan shall not exceed 5% of the aggregate number of issued and outstanding Trust Units including the aggregate number of Trust Units issuable upon exchange of outstanding exchangeable shares.

Restricted Units vest annually over a three-year period and, upon vesting, entitle the holder to receive the number of Trust Units designated by the Restricted Unit plus the value of accumulated distributions on the vested Restricted Units. Performance Units vest on the third anniversary of the date of grant and actual payouts will be determined based on the performance of the Trust compared to its peers. Performance factors range from zero to 2.0 times the initial Performance Unit grant. Payouts under the trust incentive plan may be in cash, Trust Units or some combination thereof at the discretion of the board of directors.

On June 6, 2005, the Board of Directors granted 497,000 Restricted Units and 291,400 Performance Units with an estimated fair value of $8.5 million. From June 1 to December 31, 2005, an additional 64,950 Restricted Units and 31,150 Performance Units were issued with an estimated fair value of $1.4 million. The estimated fair value of units granted is amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

**e) Stock options**

The following table sets forth a reconciliation of the stock option plan activity for the years ended December 31, 2005 and 2004:

| | **2005** | | 2004 | |
|---|---|---|---|---|
| | **Number of Options** | **Weighted Average Exercise Price** | Number of Options | Weighted Average Exercise Price |
| Outstanding, beginning of year | **3,624** | **$ 5.40** | 2,861 | $ 2.90 |
| Granted | **158** | **$ 14.25** | 1,395 | $ 9.29 |
| Exercised | **(75)** | **$ 2.87** | (626) | $ 2.61 |
| Expired and cancelled | **-** | **-** | (6) | $ 10.20 |
| Settled for cash or shares | **(3,707)** | **$ 5.83** | - | $ - |
| Outstanding, end of year | **-** | **$ -** | 3,624 | $ 5.40 |
| Exercisable, end of year | **-** | **$ -** | 1,098 | $ 2.76 |

The weighted average fair value of stock options granted during 2005 was $4.50 per option (2004 - $2.44) using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4 percent (2004 - 4 percent), expected volatility of 40 percent (2004 - 20 to 30 percent) and expected life of 3 years (2004 - 3 years).

**f) Contributed Surplus**

| | **2005** | 2004 |
|---|---|---|
| Balance, beginning of year | **$ 1,094** | $ 331 |
| Options granted | **400** | 880 |
| Options exercised | **(16)** | (110) |
| Options vested under Plan of Arrangement | **3,424** | - |
| Options settled for cash and shares | **(4,902)** | - |
| Units issued under trust incentive plan | **1,759** | - |
| Trust incentive plan grants and options cancelled | **(1)** | (7) |
| Balance, end of year | **$ 1,758** | $ 1,094 |

11. FINANCIAL INSTRUMENTS

**a) Credit Risk:**

A significant portion of the Trust's accounts receivable are from joint venture partners and production marketers in the oil and gas industry and are subject to normal industry credit risks. In addition, Fairborne has an individually significant accounts receivable from Fairquest.

**b) Fair value of financial instruments:**

The carrying value of the Trust's financial instruments, other than bank indebtedness, approximate their fair value due to their short maturity. The fair value of the bank indebtedness approximates its carrying value as it bears interest at a floating rate.

**c) Forward Sales Contracts:**

The Trust has a price risk management program whereby the Trust sells forward a portion of its future production through fixed price physical sales contracts with customers.

The following crude oil fixed price physical sales contract was outstanding at December 31, 2005:

| Remaining Term | Volume | Price | Settlement Index |
|---|---|---|---|
| Jan 1,2006 - Mar 31,2006 | 500 bbls/day | US$60.00 | WTI |

The following table summarizes the natural gas fixed price physical sales contracts outstanding at December 31, 2005:

| Remaining Term | Volume *(GJ per day)* | Price *(CDN$ per GJ)* | Settlement Index |
|---|---|---|---|
| AECO Collars | | | |
| Jan 1,2006 - Mar 31,2006 | 2,000 | 8.00 - 10.15 | AECO C Daily |
| Jan 1,2006 - Mar 31,2006 | 2,000 | 8.25 – 15.65 | AECO C Daily |
| Jan 1,2006 - Mar 31,2006 | 2,000 | 8.50 - 10.13 | AECO C Daily |
| Apr 1,2006 - Oct 31,2006 | 2,000 | 7.50 – 9.05 | AECO C Daily |
| AECO Participating Swaps | | | |
| Jan 1,2006 - Mar 31,2006 | 2,000 | 8.00 Floor + 50% Partic. | AECO C Monthly |
| Jan 1,2006 - Mar 31,2006 | 1,000 | 8.05 Floor + 50% Partic. | AECO C Monthly |
| Jan 1,2006 - Mar 31,2006 | 2,000 | 8.20 Floor + 50% Partic. | AECO C Daily |
| Jan 1,2006 - Mar 31,2006 | 3,000 | 8.67 Floor + 50% Partic. | AECO C Daily |
| Jan 1,2006 - Mar 31,2006 | 2,000 | 9.43 Floor + 50% Partic. | AECO C Daily |
| Apr 1,2006 – Jun 30,2006 | 5,000 | 9.20 Floor + 50% Partic. | AECO C Monthly |
| Apr 1,2006 – Jun 30,2006 | 2,000 | 9.30 Floor + 50% Partic. | AECO C Monthly |
| Apr 1,2006 – Jun 30,2006 | 2,000 | 9.40 Floor + 50% Partic. | AECO C Monthly |
| Apr 1,2006 – Jun 30,2006 | 2,000 | 9.55 Floor + 50% Partic. | AECO C Monthly |
| Apr 1,2006 – Jun 30,2006 | 2,000 | 9.62 Floor + 50% Partic. | AECO C Monthly |
| Apr 1,2006 – Jun 30,2006 | 2,000 | 9.70 Floor + 50% Partic. | AECO C Monthly |
| Apr 1,2006 – Jun 30,2006 | 2,000 | 9.94 Floor + 50% Partic. | AECO C Monthly |
| Jul 1,2006 – Sep 30,2006 | 2,000 | 9.41 Floor + 50% Partic. | AECO C Daily |
| AECO Puts | | | |
| Jan 1,2006 - Mar 31,2006 | 1,000 | 13.00 Floor | AECO C Daily |
| Jan 1,2006 - Mar 31,2006 | 2,500 | 11.00 Floor | AECO C Daily |
| Jan 1,2006 - Mar 31,2006 | 2,000 | 12.00 Floor | AECO C Daily |
| Jan 1,2006 - Mar 31,2006 | 2,500 | 10.75 Floor | AECO C Monthly |
| Apr 1,2006 - Oct 31,2006 | 4,000 | 10.52 Floor | AECO C Daily |

12. COMMITMENTS

The Trust has certain lease commitments for its office premises through to June 2011. As at December 31, 2005 the payments due under these commitments are approximately $929,000 per annum.

**FORM 52-109F1**

**CERTIFICATION OF ANNUAL FILINGS**

I, STEVEN R. VANSICKLE, President and Chief Executive Officer of Fairborne Energy Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Ltd., (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects thc financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 21, 2006



**Steven R. VanSickle**
President & Chief Executive Officer
Fairborne Energy Trust

File #82-34836

**FORM 52-109F1**

**CERTIFICATION OF ANNUAL FILINGS**

I, AARON G. GRANDBERG, Vice-President, Finance and Chief Financial Officer of Fairborne Energy Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Ltd., (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 21, 2006



**Aaron G. Grandberg**
Vice-President, Finance & Chief Financial Officer
Fairborne Energy Trust

**FEE RULE**

**FORM 13-502F1**
**ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS**

---

**Reporting Issuer Name:** **Fairborne Energy Trust**

**Financial Year Ending, used in calculating the participation fee:** **December 31, 2005**


SEC MAIL
RECEIVED
APR 0 8 2006
WASH. D.C.
PROCESSING
199
SECTION

**Complete Only One of 1, 2 or 3:**

**1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)**

Market value of equity securities:

| | | |
|---|---|---|
| Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year | 46,399,882 | |
| Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) | X 14.32 | |
| Market value of class or series | = 664,446,310 | |
| | | 664,446,310(A) |
| (Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year) | | 85,699,103(A) |
| Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]** | | ____(B) |
| (Repeat for each class or series of corporate debt or preferred shares) | | ____(B) |
| **Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =** | | 750,145,413 |
| **Total fee payable in accordance with Appendix A of the Rule** | | 35,000 |
| Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) | | ________ |
| Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12 | | |
| Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) | | ________ |

**2. Class 2 Reporting Issuers (Other Canadian Issuers)**

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________
Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

**Total Capitalization** ________

**Total Fee payable pursuant to Appendix A of the Rule** ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months <u>remaining in the issuer's financial year</u> / 12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

**3. Class 3 Reporting Issuers (Foreign Issuers)**

Market value of securities:
*If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):*
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

**Capitalization (add market value of all classes and series of securities)** ________

*Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):*

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, an Ontario person X ________

**Capitalization** ________

**Total Fee payable pursuant to Appendix A of the Rule** ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x $\frac{\text{Number of entire months remaining in the issuer's financial year}}{12}$ ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

**Notes and Instructions**

1. This participation fee is payable by reporting issuers, except in the case of investment funds. An investment fund that is a reporting issuer and that has an investment fund manager does not pay a corporate finance participation fee. The only investment funds that pay a corporate finance participation fee are those that are reporting issuers and that do not have an investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the daily noon exchange rate in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.